Exhibit 99.2

OPC Energy Ltd.

Consolidated Financial Statements

At December 31, 2019

OPC Energy Ltd.
Consolidated Financial Statements
At December 31, 2019
Unaudited

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

We have audited the accompanying consolidated statements of financial position of O.P.C. Energy Ltd. (hereinafter – “the Company”), as at December 31, 2019 and 2018, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019. These financial statements are the responsibility of the Company’s Board of Directors and its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of a material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and by its Management, as well as evaluating the overall financial-statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and the consolidated results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, in accordance with International Financial Reporting Standards (IFRS) and the provisions of the Securities Regulations (Annual Financial Statements), 2010.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

February 26, 2020

`Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

OPC Energy Ltd.
Consolidated Statements of Financial Position

		At December 31
		2019	2018
	Note	Thousands of New Israeli Shekels

Current Assets
Cash and cash equivalents	5	384,748	329,950
Short-term deposits and restricted cash	6	115,765	186,954
Trade receivables and accrued income	7	134,794	132,273
Other receivables and debit balances	8	69,975	38,522
Short-term derivative financial instruments		188	2,721
Total current assets		705,470	690,420

Non‑Current Assets
Long-term deposits and restricted cash	6	266,803	181,739
Long-term prepaid expenses	9	104,317	88,351
Deferred tax assets, net	18	5,240	2,369
Long-term derivative financial instruments	22	7,077	–
Property, plant and equipment	10	2,344,920	2,422,960
Right‑of‑use assets	11	56,832	–
Intangible assets	12	4,259	4,894
Total non‑current assets		2,789,448	2,700,313

Total assets		3,494,918	3,390,733

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Financial Position

		At December 31
		2019	2018
	Note	Thousands of New Israeli Shekels

Current Liabilities
Current maturities of loans from banks and others	15, 16	157,147	86,576
Trade payables	13	123,812	177,268
Other payables and credit balances	14	41,641	24,049
Short-term derivative financial instruments	22	21,678	–
Current maturities of lease liabilities	11	2,400	–
Current tax liabilities	18	–	3,669
Total current liabilities		346,678	291,562

Non‑Current Liabilities
Long-term loans from banks and others	15	1,740,607	1,829,287
Debentures	16	252,309	282,883
Long-term lease liabilities	11	15,960	–
Other long‑term liabilities		2,307	–
Employee benefits		177	177
Liabilities for deferred taxes, net	18	281,105	228,540
Total non-current liabilities		2,292,465	2,340,887

Total liabilities		2,639,143	2,632,449

Equity	19
Share capital		1,433	1,319
Premium on shares		635,283	361,005
Capital reserves		65,384	84,749
Retained earnings		85,226	230,731
Total equity attributable to the Company’s owners		787,326	677,804
Non‑controlling interests		68,449	80,480
Total equity		855,775	758,284

Total liabilities and equity		3,494,918	3,390,733

_______________________________	________________________	_________________________
Avisar Paz Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: February 26, 2020

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Income

		For the Year Ended December 31
		2019	2018	2017
	Note	Thousands of New Israeli Shekels

Sales	20	1,329,988	1,306,471	1,315,679
Cost of sales (net of depreciation and amortization)	20	910,347	929,401	958,968
Depreciation and amortization		110,997	107,208	112,210

Gross profit		308,644	269,862	244,501

Administrative and general expenses	20	61,743	51,186	39,576
Other income, net	20	21,409	6,235	1,252

Operating income		268,310	224,911	206,177

Financing expenses	20	100,028	97,893	124,751
Financing income	20	6,879	7,302	6,928
Financing expenses, net		93,149	90,591	117,823

Income before taxes on income		175,161	134,320	88,354

Taxes on income	18	50,425	36,803	31,848

Income for the year		124,736	97,517	56,506

Income attributable to:
The Company’s owners		90,495	73,034	35,473
Non‑controlling interests		34,241	24,483	21,033
Income for the year		124,736	97,517	56,506

Income per share attributable to the Company’s owners	21

Basic income per share (in NIS)		0.66	0.55	0.32

Diluted income per share (in NIS)		0.65	0.55	0.31

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Comprehensive Income

	For the Year Ended December 31
	2019	2018	2017
	Thousands of New Israeli Shekels

Income for the year	124,736	97,517	56,506

Components of other comprehensive income (loss)
that after the initial recognition in the statement of
comprehensive income were or will be transferred to
the statement of income

Effective portion of change in the fair value of cash-flow
Hedges	(28,989)	2,211	5,894

Net change in fair value of derivative financial
instruments used for hedging cash flows recorded to
the cost of the hedged item	4,668	(590)	5,176

Net change in fair value of derivative financial
instruments used to hedge cash flows transferred
to the statement of income	9,778	–	–

Tax benefit (taxes) in respect of items of other
comprehensive income (loss)	615	(373)	(2,642)

Total other comprehensive income (loss) for the year,
net of tax	(13,928)	1,248	8,428

Total comprehensive income for the year	110,808	98,765	64,934

Comprehensive income attributable to:
The Company’s owners	76,567	74,282	43,901
Holders of non‑controlling interests	34,241	24,483	21,033
Total comprehensive income for the year	110,808	98,765	64,934

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Capital reserve for transactions with
						Capital
		Premium on				reserve for			Non- controlling
	Share			Hedging reserve		share-based	Retained			Total
	capital	shares			shareholders	payments	earnings	Total	interests	equity
	In Thousands of New Israeli Shekels

For the year ended
December 31, 2019

Balance at
January 1, 2019	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284
Issuance of shares
(less issuance
expenses)	110	271,485	–	–	–	–	–	271,595	–	271,595
Acquisition of
non-controlling
interests	–	–	(6,108)	–	–	–	–	(6,108)	5	(6,103)
Share-based payment	–	–	–	–	–	3,468	–	3,468	–	3,468
Exercise of options
and RSUs	4	2,793	–	–	–	(2,797)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	240	240
Dividend to the
Company’s
shareholders	–	–	–	–	–	–	(236,000)	(236,000)	–	(236,000)
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(47,600)	(47,600)
Elimination of rights
of holders of
non-controlling
interests due to sale
of subsidiary (see also Note 24A(7))	–	–	–	–	–	–	–	–	1,083	1,083
Other comprehensive
loss for the year,
net of tax	–	–	–	(13,928)	–	–	–	(13,928)	–	(13,928)
Income for the year	–	–	–	–	–	–	90,495	90,495	34,241	124,736
Balance at
December 31, 2019	1,433	635,283	(3,510)	(13,477)	77,930	4,441	85,226	787,326	68,449	855,775

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital reserve for transactions with shareholders
			Capital reserve in respect of merger			Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	In Thousands of New Israeli Shekels

For the year ended
December 31, 2018

Balance at
January 1, 2018	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539
Acquisition of
non-controlling
interests	–	–	–	–	–	–	–	–	17	17
Share-based payment	–	–	–	–	–	3,222	–	3,222	–	3,222
Capital reserve in
respect of
transactions with
holders of
non-controlling
interests	–	–	–	–	–	–	–	–	741	741
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(29,000)	(29,000)
Other comprehensive
income for the year,
net of tax	–	–	–	1,248	–	–	–	1,248	–	1,248
Income for the year	–	–	–	–	–	–	73,034	73,034	24,483	97,517
Balance at
December 31, 2018	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284

     * Amount less than NIS 1 thousand.

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital reserve for transactions with shareholders
			Capital reserve in respect of merger			Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings	Total		Total equity

	In Thousands of New Israeli Shekels

For the year ended
December 31, 2017

Balance at
January 1, 2017	*–	–	196,084	(9,225)	78,026	–	182,224	447,109	70,602	517,711
Capital reserve for
transactions with the
former parent
company, net of tax	–	–	–	–	(96)	–	–	(96)	–	(96)
Issuance of shares to
the Parent Company	1,000	–	–	–	–	–	–	1,000	–	1,000
Issuance of shares
(less issuance
expenses)	319	361,005	–	–	–	–	–	361,324	–	361,324
Share-based payment	–	–	–	–	–	548	–	548	–	548
Movement in capital
reserve in respect of
merger as part of
transfer of Hadera,
Greenday and AGS	–	–	(193,486)	–	–	–	–	(193,486)	(196)	(193,682)
Dividends to the
Company’s
Shareholders	–	–	–	–	–	–	(60,000)	(60,000)	–	(60,000)
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(7,200)	(7,200)
Other comprehensive
income for the year,
net of tax	–	–	–	8,428	–	–	–	8,428	–	8,428
Income for the year	–	–	–	–	–	–	35,473	35,473	21,033	56,506
Balance at
December 31, 2017	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539

     * Amount less than NIS 1 thousand.

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Cash Flows

	For the Year Ended December 31
	2019	2018	2017
	Thousands of New Israeli Shekels

Cash flows from operating activities
Income for the year	124,736	97,517	56,506

Adjustments:
Depreciation, amortization and consumption of diesel oil	146,647	118,922	168,209
Financing expenses, net	93,149	90,591	117,823
Taxes on income	50,425	36,803	31,848
Gain on sale of subsidiary	(1,777)	–	–
Share-based payment transactions	3,468	3,222	548
Revaluation of derivative financial instruments	1,080	4,018	6,454
	417,728	351,073	381,388

Change in trade and other receivables	(3,015)	35,306	(27,046)
Change in trade and other payables	(18,965)	(75,537)	58,371
Change in employee benefits	–	(103)	–
Change in provisions	–	–	(2,969)
	(21,980)	(40,334)	28,356

Taxes on income paid	(4,189)	–	–

Net cash provided by operating activities	391,559	310,739	409,744

Cash flows from investing activities
Interest received	6,563	837	205
Short-term deposits and restricted cash, net	69,695	(104,101)	16,352
Withdrawals from long-term restricted cash	2,082	66,450	–
Deposits in long-term restricted cash	(91,000)	(58,913)	(195,372)
Proceeds from sale of subsidiary less cash sold	3,158	–	–
Long-term prepaid expenses	(11,184)	(14,834)	(6,338)
Acquisition of property, plant and equipment	(121,681)	(249,197)	(378,760)
Acquisition of subsidiary, net of cash acquired	–	(8,125)	–
Acquisition of intangible assets	(919)	(473)	(212)
Receipts (payments) in respect of derivative financial
instruments, net	(3,313)	114	(5,839)

Net cash used in investing activities	(146,599)	(368,242)	(569,964)

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Cash Flows

	For the Year Ended December 31
	2019	2018	2017
	Thousands of New Israeli Shekels

Cash flows from financing activities
Interest paid	(75,841)	(88,748)	(76,661)
Costs paid in advance in respect of taking out of loans	(6,535)	(2,328)	(13,068)
Dividend paid to the Company’s shareholders	(236,000)	–	(60,000)
Dividends paid to holders of non-controlling interests	(47,600)	(29,000)	(7,200)
Repayment of short-term loans from the parent company
and a related party, net	–	–	(58,352)
Proceeds from issuance of shares, net of issuance
expenses	271,595	–	361,703
Investments of holders of non-controlling interests in the
capital of a subsidiary	240	–	–
Proceeds from issuance of debentures, net of issuance
expenses	–	–	315,818
Payment of early repayment fee	–	–	(22,950)
Receipt of long-term loans	–	122,000	494,000
Repayment of capital notes issued to the former parent
company	–	–	(64,068)
Acquisition of non-controlling interests	(1,500)	–	–
Repayment of loans from banks and others	(67,682)	(101,015)	(280,422)
Repayment of debentures	(11,488)	(22,400)	–
Payment in respect of derivative financial instruments, net	(11,370)	–	–
Repayment of principal of lease liabilities	(1,562)	–	–

Net cash provided by (used in) financing activities	(187,743)	(121,491)	588,800

Increase (decrease) in cash and cash equivalents	57,217	(178,994)	428,580

Cash and cash equivalents at beginning of the year	329,950	508,181	86,159

Impact of changes in the currency exchange rate on
the balances of cash and cash equivalents	(2,419)	763	(6,558)

Cash and cash equivalents at end of the year	384,748	329,950	508,181
The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 1 –	The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Blvd., Tel‑Aviv, Israel. The Company is controlled by Kenon Holdings Ltd. (hereinafter – “the Parent Company”), a company incorporated in Singapore, the shares of which are “dual listed” for trading on both the New York Stock Exchange (NYSE) and the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

The Company is a publicly‑held company, and its shares are traded on the stock exchange. The Company and its subsidiaries, the financial statements of which are consolidated with those of the Company (hereinafter – “the Group”) are engaged in the area of generation of electricity and supply thereof to private customers and Israel Electric Company Ltd. (hereinafter – “IEC”), including initiation, development, construction and operation of power plants and facilities for the generation of energy. As at the date of the Report, the Group’s activities are carried on only in Israel. The Group’s electricity generation activities and the supply thereof focus on generation of electricity using conventional technology and cogeneration technology. The Group is also taking action to construct an open‑cycle power plant using conventional technology (a Peaker plant).

As at the date of the Report, the Company owns two power plants: the Rotem power plant, which is owned by OPC Rotem Ltd. (hereinafter – “Rotem”) (which is held by the Company (80%) and another shareholder (20%)), which operates using conventional technology having generation capacity of about 466 megawatts (MW); and OPC Hadera Ltd. (hereinafter – “Hadera”), which is currently in the test‑run stage of the power plant and will run using cogeneration technology and having an installed capacity of up to 148.5 MW. Furthermore, Hadera owns the Energy Center, which has installed capacity of up to 17.9 MW, which up to the date of commercial operation of the Hadera power plant supplies all the steam consumption and part of the electricity consumption of Hadera Paper Mills Ltd. (hereinafter – “Hadera Paper”), which is located adjacent to the Hadera Power Plant (the balance of the electricity consumption of Hadera Paper is supplied by Rotem). In addition, as at the publication date of the Report, the Company holds full ownership of Zomet Energy Ltd. (hereinafter – “Zomet”), which is taking action to construct a power plant which runs by means of natural gas using conventional technology in an open cycle (a Peaker plant) having a capacity of about 396 MW, located proximate to the Plugot Intersection, in the area of Kiryat Gat, under Regulation 914 of the Electricity Authority. Subsequent to the date of the Report, in February 2020, notification was received from the Electricity Authority whereby Zomet is in compliance with the conditions for proof of a financial closing, in accordance with that stipulated in its conditional license for construction of the Zomet Power Plant and in accordance with all law. For additional details regarding the subsidiaries – see Note 24A(3).

The Group’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority, the provisions of the Law for Promotion of Competition and Reduction of Business Concentration, 2013, the provisions of the Economic Competition Law, 1988, and the regulations promulgated thereunder, and regulation in connection with licensing of businesses, planning and construction, and environmental quality. The Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of National Infrastructures, Energy and Water), supervise the license holders, determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license, holder of supply license, holder of a transmission and distribution license, electricity generator and private electricity generator. Accordingly, the Electricity Authority supervises both Israel Electric Company (IEC) and private electricity generators.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 1 –	The Reporting Entity (Cont.)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November) and for each season a different tariff is set. The Company’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

Definitions

1.	The Company – OPC Energy Ltd.

2.	The Group – OPC Energy Ltd. and its subsidiaries.

3.	Subsidiaries – companies, including partnerships, the financial statements of which are fully consolidated, directly or indirectly, in the financial statements of the Company.

4.	Related parties – within the meaning thereof in IAS 24 (2009), “Related Parties”.

5.	Interested parties – within their meaning in paragraph (1) of the definition of an “interested party” in an entity under Section 1 of the Securities Law, 1968.

Note 2 –	Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements were prepared by the Group in accordance with International Financial Reporting Standards (IFRSs). These financial statements have also been prepared in accordance with the Securities Regulations (Annual Financial Statements), 2010.

The Company’s financial statements were approved for publication by the Company’s Board of Directors on February 26, 2020.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the principal economic environment in which the Group operates. Accordingly, the NIS is the functional currency of the Group. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Basis of measurement

The financial statements have been prepared on the historical cost basis, except for derivative financial instruments measured at fair value through profit or loss, financial instruments measured at fair value through other comprehensive income, deferred taxes and provisions. For further information, see Note 3.

D.	Operating cycle

The Group’s normal operating cycle is one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place in the Group’s normal operating cycle.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 2 –	Basis of Preparation of the Financial Statements (Cont.)

E.	Use of estimates and judgment

In preparation of the consolidated financial statements in accordance with IFRS, Company management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results are likely to be different than these estimates.

When formulating the accounting estimates used in the preparation of the Group’s financial statements the Group’s management is required to make assumptions regarding circumstances and events that involve considerable uncertainty. The Group’s management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the circumstances pertinent to each estimate.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information regarding assumptions made by the Group with respect to the future and main factors for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year are included in the following sections:

1.	Expected useful life of property, plant and equipment

Property, plant and equipment are depreciated using the straight‑line method over their estimated useful lives, after taking into account their residual value. The Group re-examines the expected useful lives of assets on an ongoing basis, in order to determine the amount of the depreciation expenses to be recorded in the period. The useful life is based on the Group’s past experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes compared with previous estimates.

2.	Deferred tax assets in respect of tax losses

The principal assumption in determination of a deferred tax asset in respect of tax losses is the probability that in the future there will be taxable profits against which carried forward losses can be utilized. Deferred taxes are recognized or reversed in the statement of income in respect of tax losses. For information regarding losses for which a deferred tax asset was recognized – see Note 18.

3.	Assessment of the probability of contingent liabilities

The Group has contingent liabilities, the outcome of which could have a material impact on the Group’s results. Cancellation or creation of a provision in respect of such contingent liabilities is based on an assessment of whether it is more likely than not that an outflow of economic resources will be required in respect of such contingent liabilities.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 2 –	Basis of Preparation of the Financial Statements (Cont.)

E.	Use of estimates and judgment (Cont.)

4.	Uncertain tax positions

Calculation of the provision for taxes and indirect taxes in the Group is based on the Group’s estimates and assessments, based on the opinion of its legal advisors, with respect to various uncertain tax positions. To the extent that such tax positions are not accepted by the tax authorities, the Group is likely to be required to pay additional tax expenses and interest.

Change in estimates

In the year account, Rotem examined the estimated useful life of the balance of various components in the Rotem Power Plant – this being in light of the experience accumulated in the period of roughly 6 years since the date of commercial operation of the power plant in July 2013 and completion a round of required maintenance work, including significant maintenance of the “major overhaul” type. Based on an opinion of an independent external expert, the Company updated the estimate of the balance of the useful life of these components, as at October 1, 2019, from a period of 219 years to a period of 24 years. The impact of the change in the estimate is as follows:

	2019	2020	2021	2022	2023	Thereafter
	Thousands of New Israeli Shekels

Increase (decrease) in
depreciation expenses	(3,406)	(12,898)	(12,898)	(12,898)	(12,898)	54,998

F.	Information regarding operating segments

In accordance with the information that is provided to the chief operating decision maker (CODM), which is the Company’s CEO, the Company operates in a single operating segment, as defined in IFRS 8 – Activity Segments. The segment’s revenues, which are regularly reviewed by the CODM, are measured on the basis of the gross profit less depreciation, which is consistent with the presentation in the Company’s consolidated statement of income.

G.	Changes in accounting estimates

First-time application of International Financial Reporting Standard 16 (IFRS 16) “Leases”

Commencing from January 1, 2019 (hereinafter – “the Initial Application Date”), the Group applies IFRS 16, Leases (hereinafter in this Section – “the Standard”), which supersedes International Accounting Standard (IAS) 17 “Leases” (hereinafter in this Section – “the Prior Standard”).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 2 –	Basis of Preparation of the Financial Statements (Cont.)

G.	Changes in accounting estimates (Cont.)

First-time application of International Financial Reporting Standard 16 (IFRS 16) “Leases” (Cont.)

The main impact of application of the Standard is reflected in elimination of the existing requirement on the part of lessees to the classify the lease as an operating lease (off balance sheet) or a financing lease, and presentation of a uniform model for lessees for the accounting treatment of all leases in a manner similar to treatment of financing leases under the Prior Standard. Up to the application date of the Standard, the Group classified most of the leases wherein it is the lessee as operating leases, since it did not significantly bear all the risks and rewards from the assets. Leased assets that were classified as financing leases included the pressure reduction facility, the PRMS facility (see Note 25F) and lands.

Pursuant to the Standard, for agreements wherein the Group is the lessee, the Group recognizes a usage right asset and a lease liability on the commencement date of the lease contract with respect to all the lease under which the Group has the right to control the use of identified assets for a defined period of time, except for certain exceptions enumerated in the Standard. Accordingly, the Group recognized depreciation and amortization expenses relating to a usage right asset, examines the need to record a provision for impairment relating to a usage right asset pursuant to the provisions of IAS 36 “Impairment in the Value of Assets” and recognizes financing expenses with reference to the lease liability. Therefore, commencing from the Initial Application Date of the Standard, the lease (rent) payments relating to assets leased under an operating lease, which had been presented in the “administrative and general expenses” category in the statement of income, are recognized as assets and the related depreciation expenses are presented as depreciation and amortization expenses. In addition, a leased asset regarding which the related lease was classified as a financing lease on the signing date thereof and was recorded in the statement of financial position as property, plant and equipment, was reclassified as right‑of‑use assets.

The Group elected to apply the transitional provision whereby on the Initial Application Date it will recognize a lease liability based on the present value of the balance of the future lease payments, discounted based on the lessee’s incremental interest rate on that date, and at the same time it will recognize a “usage right asset” for the lease asset in the same amount as the liability, adjusted for the lease payments made in advance or accrued that were recognized as an asset or a liability prior to the Initial Application Date. As a result, the Standard did not have a material impact on the Group’s equity on the Initial Application Date.

In addition, as part of application of the Standard, the Group elected to apply the following leniencies:

(1)	To use a single discount rate for a portfolio of leases with similar characteristics.

(2)	Not to include initial direct costs in measurement of the usage right asset on the initial application date.

(3)	To maintain the definition of existence of a lease in accordance with the Prior Standard regarding agreements existing on the initial application date.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 2 –	Basis of Preparation of the Financial Statements (Cont.)

G.	Changes in accounting estimates (Cont.)

First-time application of International Financial Reporting Standard 16 (IFRS 16) “Leases” (Cont.)

Impact of application of the Standard in the period of the report

As a result of application of the Standard in connection with leases classified as operating leases pursuant to the Prior Standard, the Group recognized right‑of‑use assets and lease liabilities as at January 1, 2019, in the amount of about NIS 19,797 thousand. Regarding leases that were classified as financing leases under the Prior Standard, as at January 1, 2019 the Group reclassified from property, plant and equipment to usage rights assets the amount of about NIS 44,261 thousand. The impact of application of the Standard on the Group’s results is not material.

Note 3 –	Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements by the Group entities, except for that stated in Note 3S – “New Standards and Interpretations not yet Adopted”.

A.	Basis of consolidation

1.	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date the control commences until the date the control is lost.

The accounting policies of the subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

2.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components.

Allocation of net income and other comprehensive income to the shareholders:

Net income or loss and all items of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. The total net income and other comprehensive income are allocated to the owners of the Company and the non‑controlling interests even if the result is a negative balance of non‑controlling interests.

3.	Transactions eliminated in the consolidation

Balances and transactions between the Group companies, and any unrealized income and expenses arising from intra-company transactions, are eliminated in preparation of the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

B.	Business combinations under common control

Acquisition of interests in businesses that are controlled by the controlling shareholder in the Group was accounted for using the pooling approach, pursuant to which the acquisition is accounted for as if it was executed on the date on which control was achieved for the first time by the Group’s controlling shareholder. For this purpose, the comparative data was restated. The acquired assets and liabilities are presented at their values as previously presented in the consolidated financial statements of the controlling shareholder in the Group. The equity components of the Group were restated from the date that control was achieved for the first time by the Group’s controlling shareholder, whereby the equity components of the acquired entity were added to the Group’s existing equity components.

Any difference between the issuance consideration for the acquisition and the amounts of the acquired assets and liabilities on the date that control was achieved and the investments made by the controlling shareholder in the acquired company subsequent to achievement of the said control is recognized directly in equity as a merger capital reserve.

C.	Foreign currency

Transactions in foreign currency

Transactions in foreign currency are translated into the functional currency of the Group entities based on the exchange rates in effect on the execution dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the date of the report are translated into the functional currency at the exchange rate in effect on that date. Non‑monetary assets and liabilities measured at fair value in foreign currencies are translated into the functional currency at the exchange rate in effect on the date the fair value was determined. Generally, foreign currency differences are recognized in the statement of income (except for differences deriving from cash‑flow hedges, which are recognized in other comprehensive income (in respect of the hedge’s effective portion)). Non‑monetary items measured based on historical cost in a foreign currency are translated using the exchange rate in effect on the date of transaction.

D.	Financial instruments

1.	Non‑derivative financial assets

Accounting policy applied commencing from January 1, 2018

Initial recognition of financial assets

The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the date on which the Group becomes a party to the instrument’s contractual provisions.

A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date the classification was changed from a contract asset to receivables.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments

1.	Non‑derivative financial assets (Cont.)

Accounting policy applied commencing from January 1, 2018 (Cont.)

Elimination of financial assets

Financial assets are eliminated when the Group’s contractual rights to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows deriving from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

Upon initial recognition, financial assets are classified into one of the following measurement categories: amortized cost; or fair value through the statement of income.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through the statement of income:

–	It is held under a business model the objective of which is to hold assets in order to collect the contractual cash flows; and

–	The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the outstanding principal amount on specified dates.

All the financial assets not classified as measured at amortized cost are measured at fair value through the statement of income.

The Group has balances of trade and other receivables and deposits that are held in accordance with a business model the objective of which is to collect the contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflect consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments (Cont.)

1.	Non‑derivative financial assets (Cont.)

Accounting policy applied commencing from January 1, 2019 (Cont.)

Assessment as to whether the cash flows include solely principal and interest

For purposes of assessing whether the cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on the date of initial recognition. ‘Interest’ is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

–	Contingent events that would change the timing or amount of the cash flows;

–	Terms that may change the stated interest rate, including variable interest;

–	Extension or early repayment features; and

–	Terms that limit the Group's claim to cash flows from specified assets (for example a non-recourse financial asset).

An early repayment feature is consistent with the “solely payments of principal and interest” criterion if the early repayment amount represents essentially unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation, received or paid, for early termination of the contract.

Subsequent measurement and gains and losses

Financial assets at fair value through the statement of income
In subsequent periods, these assets are measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in the statement of income (other than certain derivatives designated as hedging instruments).

Financial assets at amortized cost
These assets are measured in subsequent periods at amortized cost using the effective interest method and net of impairment losses. Interest income, exchange rate gains and losses and impairment are recognized in the statement of income. Any gain or loss on elimination is also recognized in the statement of income.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments (Cont.)

1.	Non‑derivative financial assets (Cont.)

Accounting policy applied in the periods prior to January 1, 2018

Initial recognition of financial assets

The Group initially recognizes loans and receivables on the date that they are created. All other financial assets acquired in a “regular way” purchase are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument, namely the date the Group undertook to purchase or sell the asset. Non‑derivative financial instruments include cash and cash equivalents, restricted cash, trade receivables and other receivables.

Elimination of financial assets

Financial assets are eliminated when the Group’s contractual rights to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

“Regular way” sales of financial assets are recognized on the trade date, namely, on the date the Group undertook to sell the asset.

Regarding offset of financial assets and financial liabilities – see Section 2 below.

Classification of financial assets into categories and the accounting treatment of each category

The Group classifies its financial assets into the following categories:

Loans and receivables

Loans and receivables are non‑derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to the initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables include cash and cash equivalents, restricted cash, trade receivables and other receivables.

Cash and cash equivalents include cash balances available for immediate use and demand deposits. Cash equivalents include short‑term, highly liquid investments with original maturities of three months or less, which are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments (Cont.)

2.	Non‑derivative financial liabilities

Non-derivative financial liabilities include: loans and credit from banks and others, capital notes from shareholders and trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes debt securities issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to the initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

Non‑derivative financial liabilities include: loans and credit from banks and others and trade and other payables, capital notes and other.

Subsequent treatment of financial liabilities

Financial liabilities are initially recognized at fair value less all attributable transaction costs. Subsequent to the initial recognition, financial liabilities are measured at amortized cost using the effective interest method. Transaction costs that are attributed directly to the issuance of an instrument that is classified as a financial liability are deducted from the financial liability at the time of the initial recognition.

Elimination of financial liabilities

Financial liabilities are eliminated when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Offset of financial liabilities

Financial assets and liabilities are offset and the amounts are presented net in the statement of financial position when, and only when, the Group currently has an enforceable legal right to offset the amounts and intends either to settle the asset and the liability on a net basis or to realize the asset and settle the liability concurrently.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments (Cont.)

3.	Derivative financial instruments, including hedge accounting

Hedge accounting

At the time of commencement of the accounting hedge, the Group formally documents the hedge relationship between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, as well as the manner in which the Group will assess the effectiveness of the hedging relationship.

The Group makes an assessment, at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within the range of 80% to 125%.

Regarding a cash‑flow hedge, a forecasted transaction that constitutes a hedged item must be expected at a level of “highly probable” and it must create exposure to changes in cash flows that could ultimately affect profit or loss.

Changes in the fair value of derivatives used as a cash‑flow hedge, in respect of the effective portion of the hedge, are recognized through other comprehensive income directly in a capital reserve for hedging differences. Changes in fair value relating to the ineffective portion are recognized in profit or loss. The amount recognized in the capital reserve for hedging differences is reclassified to the hedged assets in the statement of financial position or to the statement of income in the period in which the cash flows affect such assets, and is recognized in the same category in the financial statements as is the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, the hedge accounting is discontinued. The cumulative gain or loss previously recognized in the capital reserve for hedging differences through other comprehensive income remains in the reserve until the forecasted transaction occurs or is no longer expected to occur. If the forecasted transaction is no longer expected to occur, then the cumulative gain or loss previously recognized in the capital reserve for hedging differences in respect of the hedging instrument is reclassified to the statement of income.

When the hedged item is a non‑financial asset, the amount recognized in the capital reserve for hedging differences is added to the value of the asset when it is recognized.

Non‑hedging derivatives

Derivatives are recognized initially at fair value. Subsequent to the initial recognition, changes in the fair value of derivatives that do not serve for hedging purposes are recognized in the statement of income, as financing income (expenses) or as other income.

4.	Liabilities linked to the Consumer Price Index (hereinafter – “the CPI”) not measured at fair value

The value of CPI‑linked financial liabilities that are not measured at fair value is revalued every period in accordance with the actual increase/decrease in the CPI.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

E.	Property, plant and equipment

1.	Recognition and measurement

Property, plant and equipment are presented at cost less accumulated depreciation.

The cost of the property, plant and equipment includes expenses that can be directly attributed to acquisition of the asset. The cost of assets that were constructed independently includes the cost of the materials and direct salary costs, as well as any additional costs that are directly attributable to bringing the asset to the required position and condition so that it will be able to function as management intended, an estimate of the costs to dismantle and remove the items, and restoration of the site on which the item is located, as well as capitalized borrowing costs. Advance payments made on account of assets that were constructed independently are recognized as part of the cost of said equipment.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Spare parts, servicing equipment and stand‑by equipment are to be classified as property plant and equipment when they meet the definition of property plant and equipment in IAS 16 “Property, Plant and Equipment”.

Where significant parts of an item of property, plant and equipment (including costs of major periodic inspections) have different life expectancies, they are treated as separate items (significant components) of the property, plant and equipment.

2.	Subsequent costs

The cost of replacing part of an item of property, plant and equipment and other subsequent expenses are recognized as part of the carrying value of the property, plant and equipment item if it is probable that the future economic benefits associated with them will flow to the Group and if their cost can be measured reliably. The carrying amount of the replaced part of the item of property, plant and equipment is eliminated. The costs of ongoing servicing are recognized in the statement of income as incurred.

3.	Depreciation

An asset is depreciated from the date it is ready for use, namely the date when it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in the statement of income using the “straight‑line” method (unless the amount is included in the carrying amount of another asset) over the estimated useful lives of each part of the property, plant and equipment item, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Spare parts and inventory of diesel oil are charged to expense in full when they are used/consumed.

Depreciation methods, useful lives and residual values are reviewed at each financial year‑end and are adjusted where necessary. For details regarding a change in estimate in Rotem made in 2019 – see Note 2E.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

E.	Property, plant and equipment (Cont.)

3.	Depreciation

The estimated useful lives for the current and comparative periods are as follows:

Installations and equipment	5 – 30 years (mainly 30 years)
Roads and buildings	30 years
Computers	3 years
Furniture, equipment and fittings	3 – 16 years
Leasehold improvements (*)	9 – 30 years
Other	5 – 15 years

(*) The shorter of the lease term and useful life

F.	Intangible assets

1.	Goodwill

Goodwill resulting from acquisition of subsidiaries is presented under intangible assets.

2.	Other intangible assets

Other intangible assets acquired by the Group having a finite useful life are measured at cost less amortization.

3.	Amortization

Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortization amount is the cost of the asset less its residual value.

Amortization is recorded in the statement of income using the “straight-line” method over the estimated useful lives of the intangible assets, from the date the assets are available for use, since this method reflects the expected pattern of consumption of the future economic benefits inherent in each asset. Goodwill and intangible assets with an indefinite useful life are not systematically amortized, but are examined at least once a year for impairment.

The estimated useful lives for the current period and the comparative periods are as follows:

Software	3 – 10 years
Licenses	33 years

The estimates with respect to the amortization method, useful life and residual value are reviewed at least at the end of each reporting year and are adjusted where necessary.

The Group reviews the estimated useful life of an intangible asset that is not amortized at least annually, to determine whether the events and circumstances continue to support the determination that the intangible asset has an indeterminate useful life.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment

1.	Non‑derivative financial assets

Accounting policy applied commencing from January 1, 2018

The Group recognizes a provision for expected credit losses in respect of:

–	Financial assets measured at amortized cost; and

–	Receivables in respect of a lease.

The Group has elected to measure the provision for expected credit losses in respect of trade receivables, contract assets and lease receivables at an amount equal to the full lifetime credit losses of the instrument.

A financial asset not carried at fair value through the statement of income is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include a contractual default by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter into bankruptcy, or the disappearance of an active market for a security.

The Group examines evidence of impairment for receivables and loans on a specific basis.

The Group assumes that the credit risk of a financial asset has increased significantly since the initial recognition when contractual payments are past due for more than 30 days.

The Group considers a financial asset to be in default when:

–	The borrower is unlikely to pay its credit obligations to the Group in full; or

–	The contractual payments of the financial asset are past due for more than 90 days.

The Group considers a debt instrument to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.

Lifetime expected credit losses are expected credit losses that result from all possible default events over the expected life of the financial asset. 12-month expected credit losses are the expected credit losses that result from possible default events within the 12 month period after the reporting date. The maximum period considered when assessing expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment (Cont.)

1.	Non‑derivative financial assets (Cont.)

Accounting policy applied commencing from January 1, 2018 (Cont.)

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit‑impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following events:

–	Significant financial difficulty of the issuer or borrower;

–	A breach of contract such as a default or payments being past due;

–	The restructuring of a loan or payment due to the Group on terms that the Group would not otherwise consider;

–	It is probable that the borrower will enter bankruptcy or other financial reorganization; or

–	The disappearance of an active market for a security because of financial difficulties.

Presentation of a provision for expected credit losses in the statement of financial position

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.

Write-off

The gross carrying amount of a financial asset is written off, in whole or in part, when the Group does not have a reasonable expectation of its recovery. This is usually the case when the Group determines that the debtor does not have assets or sources of income that may generate sufficient cash flows for paying the amounts being written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due. Write-off constitutes an elimination event.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment (Cont.)

1.	Non‑derivative financial assets (Cont.)

Accounting policy applied in periods prior to January 1, 2018

A financial asset not carried at fair value through the statement of income is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include:

–	A contractual default by a debtor;

–	Restructuring of an amount due to the Group on terms that the Group would not otherwise consider;

–	Indications that a debtor or issuer will enter into bankruptcy;

–	Adverse changes in the payment status of borrowers;

–	Changes in the economic environment that correlate with insolvency of issuers or the disappearance of an active market for a security; and

–	Observable data indicating a measurable decrease in the cash flow expected from a group of financial assets.

Evidence of impairment of debt instruments

The Group considers evidence of impairment for loans, trade receivables, other receivables and held-to-maturity investments at both a specific asset and collective level. All individually significant trade receivables, loans, receivables and held-to-maturity investments are assessed for specific impairment. All individually significant trade receivables, loans, receivables and held-to-maturity investments found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Trade receivables, loans, receivables and held-to-maturity investments that are not individually significant are collectively assessed for impairment by grouping together loans, receivables and held‑to‑maturity investments with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the actual amount of the loss, in accordance with management’s judgment as to whether the actual losses are expected to be larger or smaller than the losses indicated by the historical trends in light of the economic situation and the existing credit conditions.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment (Cont.)

1.	Non‑derivative financial assets (Cont.)

Accounting policy applied in periods prior to January 1, 2018 (Cont.)

Treatment of impairment losses of financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the statement of income and are reflected in a provision for loss against the balance of the financial asset measured at amortized cost. Interest income on the impaired assets is recognized using the interest rate that was used to discount the future cash flows for the purpose of measuring the impairment loss.

Cancellation of an impairment loss

An impairment loss is cancelled where it can be related objectively to an event occurring after the impairment loss was recognized (such as repayment by the debtor). For financial assets measured at amortized cost, the cancellation is recognized in the statement of income.

2.	Non‑financial assets

Timing of impairment testing

The carrying amount of the Group’s non-financial assets, other than deferred tax assets, are examined at each reporting date, in order to determine if there are signs indicating an impairment in value. If such signs exist, the estimated recoverable amount of the asset is calculated.

Measurement of recoverable amount

The recoverable amount of an asset or a cash‑generating unit is the higher of its value in use or fair value less disposal costs. When determining the value in use, the Group discounts the anticipated future cash flows according to a pre‑tax discount rate that reflects the assessments of market participants regarding the time value of money and the specific risks relating to the asset. For purposes of testing impairment purposes, the assets are grouped together into the smallest group of assets that yields cash inflows from continuing use, which are largely independent of the cash inflows of the other assets and other groups (“cash-generating unit”).

Recognition of impairment loss

Losses from impairment are recognized when the carrying amount of the assets or of the cash‑generating unit to which the asset belongs exceeds the recoverable amount, and are recognized in the statement of income.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment (Cont.)

2.	Non‑financial assets (Cont.)

Cancellation of impairment loss

Impairments losses are re‑examined on each reporting date in order to determine if there are signs indicating that the losses have decreased or no longer exist. An impairment loss is cancelled if there is a change in the estimates used to determine the recoverable amount, to the extent that the carrying amount of the asset, after cancellation of the impairment loss, does not exceed the carrying amount, after deduction of depreciation or amortization, that would have been determined if the impairment loss had not been recognized.

H.	Employee benefits

Defined contribution plans

The Group has a defined contribution plan. A defined contribution plan is a post‑employment benefit plan under which the Group pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. The Group’s obligations for contributions to the defined contribution pension plan are recognized as an expense in the statement of income in the periods during which related services are rendered by employees. Obligations for contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the services are recognized at their present value.

I.	Share‑based payment transactions

The fair value on the grant date of share-based payment grants to employees is recognized as a salary expense concurrent with an increase in equity over the period in which a non‑contingent entitlement to the grants is achieved. The amount recognized as an expense in respect of share‑based payment grants that are contingent on vesting conditions that are service terms is adjusted to reflect the number of grants that are expected to vest.

J.	Provisions

The Group recognizes an indemnification asset if, and only if, it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amount recognized in respect of the indemnification may not exceed the amount of the provision.

A provision is recognized if, as a result of a past event, the Group has a current legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably. When the value of time is material, the provision is measured at its present value.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

K.	Revenues

Accounting policy applied commencing from January 1, 2018

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer. Revenue from sale of electricity is recognized in the period in which the sale takes place. The Company’s revenues include mainly revenue from sale of electricity to private customers and to Israel Electric Company (IEC).

Identification of the contract

The Group treats a contract with a customer only where all of the following conditions are fulfilled:

(A)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying their obligations thereunder;

(B)	The Group is able to identify the rights of each party in relation to the goods or services that are to be transferred;

(C)	The Group is able to identify the payment terms for the goods or services that are to be transferred;

(D)	The contract has commercial substance (i.e., the entity’s risk, timing and amount of future cash flows are expected to change as a result of the contract); and

(E)	It is probable that the consideration to which the Group is entitled to in exchange for the goods or services transferred to the customer will be collected.

For purposes of Paragraph (E) the Group examines, among other things, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

Combination of contracts

The Group combines two or more contracts entered into on the same date or on proximate dates with the same customer (or related parties of the customer) and accounts for them as one contract when one or more of the following conditions are met:

(A)	Negotiations were held on the contracts as one package with a single commercial purpose;

(B)	The amount of the consideration in one contract depends on the price or performance of a different contract; or

(C)	The goods or services promised in the contracts (or certain goods or services promised in ach one of the contracts) constitute a single performance obligation.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

K.	Revenues (Cont.)

Accounting policy applied commencing from January 1, 2018 (Cont.)

Identification of performance obligations

On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(A)	Goods or services (or a bundle of goods or services) that are distinct; or

(B)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

As part of the contracts with customers for sale of electricity, the Group identified one performance obligation in each contract

Determination of the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

Variable consideration

The transaction price includes fixed amounts and amounts that may change as a result of discounts, credits, price concessions, incentives, penalties, claims and disputes and contract modifications where the consideration in their respect has not yet been agreed to by the parties.

The Group includes the amount of the variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

The scope of the variable consideration deriving from sales of electricity is immaterial.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

K.	Revenues (Cont.)

Accounting policy applied commencing from January 1, 2018 (Cont.)

Discharge of performance obligations

Revenue is recognized when the Group discharges a performance obligation by transferring control over promised goods or services to the customer. For sales of electricity, the customer achieves control over the goods upon the generation and, therefore, the Group recognizes revenue at this time, upon transfer of the electricity to the electricity grid.

Contract costs

Incremental costs of obtaining a contract with a customer, such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Costs incurred to fulfill a contract with a customer and that are not covered by another standard are recognized as an asset when they: relate directly to a contract the Group can specifically identify; they generate or enhance resources of the Group that will be used in satisfying performance obligations in the future; and they are expected to be recovered. In any other case the costs are recognized as an expense as incurred.

Capitalized costs are amortized in the statement of income on a systematic basis that is consistent with the pattern of transfer of the goods or services to which the asset relates.

In every reporting period, the Group examines whether the carrying amount of the asset recognized as aforesaid exceeds the consideration the entity expects to receive in exchange for the goods or services to which the asset relates, less the costs directly attributable to the provision of these goods or services that were not recognized as expenses, and if necessary an impairment loss is recognized in the statement of income.

Contract modifications

A contract modification is a change in the scope or price (or both) of a contract that was approved by the parties to the contract. A contract modification can be approved in writing, orally or be implied by customary business practices. A contract modification can take place also when the parties to the contract have a disagreement regarding the scope or price (or both) of the modification or when the parties have approved the modification in scope of the contract but have not yet agreed on the corresponding price modification.

When a contract modification has not yet been approved by the parties, the Group continues to recognize revenues according to the existing contract, while disregarding the contract modification, until the date the contract modification is approved or the contract modification is legally enforceable.

The Group accounts for a contract modification as an adjustment of the existing contract since the remaining goods or services after the contract modification are not distinct and therefore constitute a part of one performance obligation that is partially satisfied on the date of the contract modification. The effect of the modification on the transaction price and on the rate of progress towards full satisfaction of the performance obligation is recognized as an adjustment to revenues (increase or decrease) on the date of the contract modification, meaning on a catch-up basis.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

K.	Revenues (Cont.)

Accounting policy applied in periods prior to January 1, 2018

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues from the sale of electricity are recognized in the period in which the sale occurs. The Company’s revenues are primarily from sale of electricity to private customers and to Israel Electric Company (IEC).

L.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to issuance of shares, less the tax effect, are presented as a deduction from equity. Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in the deferred expenses item in the statement of financial position. The costs are deducted from equity upon initial recognition of the equity instruments, or are deducted as financing expenses in the statement of income if the issuance is no longer expected to take place.

M.	Financing income and expenses

Financing expenses include interest expense on loans received and debentures issued, interest expense on capital notes and losses from derivative financial instruments that are recognized in the statement of income. Borrowing costs are recognized in the statement of income using the effective interest method.

Financing income includes interest income on loans granted, funds invested, and gains from derivative financial instruments recognized in the statement of income.

Gains and losses from exchange rate differences are reported on a net basis.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid is presented as part of cash flows from financing activities. Borrowing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from investing activities.

N.	Taxes on income

Taxes on income include deferred taxes. Taxes on income are recorded in the statement of income unless the taxes are charged directly to equity or to other comprehensive income.

Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their values for tax purposes. The Group does not recognize deferred taxes for the following temporary differences: the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither the accounting income nor the income for tax purposes.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

N.	Taxes on income (Cont.)

Deferred taxes (Cont.)

Deferred taxes are measured at the tax rates that are expected to apply to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the date of the report.

A deferred tax asset is recognized for carryforward tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offset of deferred taxes and liabilities

Deferred tax assets and liabilities are offset by the Group if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxable by the same tax authority of the same taxable entity, or of different entities that intend to settle the current tax assets and liabilities on a net basis or where their current tax assets and liabilities will be realized concurrently.

O.	Capital notes issued to shareholders

Capital notes issued to shareholders are measured at fair value on the transaction date. Since the transaction is at the equity level, the Group includes the difference between the fair value and the consideration from the transaction in its equity.

P.	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the income attributable to the Company’s ordinary shareholders by the weighted‑average number of ordinary shares outstanding during the year.

Diluted EPS is determined by adjusting the income attributable to the Company’s ordinary shareholders and the weighted‑average number of ordinary shares outstanding, after adjustment for the effects of all dilutive securities, if any.

Q.	Capitalization of borrowing costs

Specific borrowing costs are capitalized to a qualifying asset during the period required for construction and completion up to the date on which it is ready for its intended use. Exchange rate differences arising from credit in foreign currency are capitalized to the extent they are considered to be an adjustment of interest costs. Other borrowing costs are recognized in the statement of income as incurred.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

R.	Leases

Set forth below are the highlights of the changes in the accounting policies as a result of application of the Standard commencing from January 1, 2019:

1.	Determination whether an arrangement includes a lease

On the date of entering into a lease, the Group determines whether the arrangement is a lease or includes a lease, while examining if the arrangement transfers a right to control use of an identified asset for a period of time in exchange for a payment. When making the evaluation if an arrangement transfers a right to control use of an identified asset, the Group examines whether over the period of the lease it has the following two rights:

(a)	The right to obtain essentially all the economic benefits from use of the identified asset; and

(b)	The right to direct the use of the identified asset.

For lease contracts that include components that are not lease components, such as services or maintenance, which relate to the lease component, the Group elected to treat the lease component separately.

2.	Leased assets and liabilities in respect of a lease

Contracts that convey to the Group control over use of a lease asset during a period in exchange for consideration are treated as leases. Upon the initial recognition, the Group recognizes a liability in an amount equal to the present value of the future lease payments (these payments do not include certain variable lease payments), and at the same time the Group recognizes a usage right asset in an amount equal to the lease liability, adjusted for lease payments made in advance or accrued, and with the addition of direct expenses incurred in the lease.

Since the interest rate embedded in the Group’s leases cannot be easily determined, the Group uses the lessee’s incremental interest rate.

Subsequent to the initial recognition, the usage right asset is accounted for using the cost model, and is amortized over the period of the lease or the useful life of the asset – whichever is shorter.

The Group elected to apply the practical leniency whereby short‑term leases of up to one year or leases wherein the base asset has a low value, are accounted for in such a manner that the lease fees (the rent) are recorded in the statement of income using the “straight‑line” method over the period of the lease, without recognizing a lease asset and/or a lease liability in the statement of financial position.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

R.	Leases (Cont.)

First-time application of International Financial Reporting Standard 16 (IFRS 16) “Leases” (Cont.)

Impact of application of the Standard in the period of the report (Cont.)

3.	Period of the lease

The period of the lease is determined as the period in which the lease may not be cancelled, together with periods covered by an option to extend or cancel the lease where it is reasonably certain that the lessee will exercise or not exercise the option, respectively.

4.	Variable lease payments

Variable lease payments that depend on the CPI are initially measured by use of the CPI existing on the commencement date of the lease and are included in measurement of the lease liability. Where there is a change in the cash flows from the future lease payments deriving from the change in the CPI or exchange rate, the balance of the liability is updated against the usage right asset.

Other variable lease payments that are not included in measurement of the lease liability are recorded in the statement of income on the date the conditions for these payments are fulfilled.

5.	Amortization of usage right asset

Subsequent to the commencement date of the lease, a usage right asset is measured using the cost method, less accumulated amortization and accrued losses from decline in value and is adjusted in respect of re‑measurements of the liability in respect of the lease. The amortization is calculated on the “straight‑line” basis over the useful life or the contractual lease period – whichever is shorter.

–	Land – 25–49 years.

–	Offices – 9 years.

–	PRMS facility – 24 years.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

R.	Leases (Cont.)

Accounting policy applied in periods prior to January 1, 2019

1.	Determination whether an arrangement includes a lease

At the start of the arrangement or at the time of its re‑examination, the Group determines whether the arrangement is a lease or it includes a lease. An arrangement is a lease or includes a lease if both of the following conditions are fulfilled:

–	Existence of the arrangement depends on use of a specific asset or specific assets; and

–	The arrangement includes a right to use the asset.

Payments and other consideration required in accordance with the arrangement are separated at the beginning of the arrangement or at the time of its re‑examination into payments for the lease and other payments based on the their relative fair values.

2.	Leased assets and liabilities in respect of a lease

Leases, including leases of land from Israel Lands Administration or from other third parties, wherein the Group essentially bears all the risks and rewards from the asset, are classified as financing leases and are presented as part of the Group’s property, plant and equipment. Subsequent to the initial recognition, the asset is treated in accordance with the accounting policies applicable to this type of asset.

The rest of the leases are classified as operating leases, where the leased assets are not recognized in the Group’s statement of financial position.

3.	Lease payments

Payments under an operating lease, except for contingent payments, are recorded in the statement of income based on the “straight‑line” method, over the period of the lease. Lease incentives received are recognized as a separate part of the total lease expenses using the “straight‑line” method, over the period of the lease. Minimum lease payments made under an operating lease, are recorded in the statement of income as incurred.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

S.	Accounting standards not yet adopted

1.	Amendment to IFRS 3 “Business Combinations”

The Amendment clarifies whether a transaction to acquire an operation is the acquisition of a “business” or an asset. For purposes of this examination, the Amendment added the possibility of utilizing the concentration test so that if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition will be of an asset. In addition, the minimum requirements for definition as a business have been clarified, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the outputs element required in order to meet the definition of a business and added examples illustrating the aforesaid examination. The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020, with earlier application being permitted.

2.
Amendments to IFRS 9 “Financial Instruments”, IAS 9 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures: Reform of Benchmark Interest Rates” (hereinafter – “the Amendments”).

The Amendments include a number of mandatory leniencies that are relevant to examination of the effectiveness of hedge accounting ratios that are impacted by uncertainty deriving from reform of the LIBOR interest rates (this reform is intended to result in cancellation of interest rates such as IBOR and EURIBOR). For example:

–	Determination of the probability of occurrence of the hedged cash flows is to be based on the existing contractual cash flows and future changes due to the IBOR reform are to be ignored.

–
When examining prospective effectiveness, account is to be taken of the existing contractual conditions of the hedged item and the hedging instrument, and the uncertainty deriving from the reform is to be ignored.

The Amendments are to be applied retroactively commencing from January 1, 2020, with early adoption being permissible. The leniencies will be discontinued prospectively at the earlier of: clarification of the uncertainty arising from the reform or the date on which the hedge ratios are discontinued.

In the Group’s estimation, application of the Amendments is not expected to have a significant impact on the financial statements.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 3 –	Significant Accounting Policies (Cont.)

S.	Accounting standards not yet adopted

3.	Amendment to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non‑Current”

The Amendment replaces certain classification requirements of liabilities as current or non‑current. For example, pursuant to the Amendment, a liability will be classified as non‑current where an entity has a right to postpone the payment for a period of at least 12 months after the period of the report, which is “material” and exists at the end of the period of the report. A right exists as at the date of the report only if an entity is in compliance with the conditions for postponement of the payment as at this date. In addition, the Amendment clarifies that a conversion right of a liability will impact is classification as current or non‑current, unless the conversion component is capital.

The Amendment will enter into effect for reporting periods commencing on January 1, 2022. Early application is permissible. The Amendment is to be applied retroactively, including adjustment of the comparative data.

The Group has not yet commenced examination of the impacts of application of the Amendment on the financial statements.

Note 4 –	Determination of Fair Value

As part of the accounting policies and disclosure requirements, the Group is required to determine the fair value of both financial and non‑financial assets and liabilities. The fair values have been determined for measurement and/or disclosure purposes based on the methods described below. Further information regarding the assumptions made in determining the fair values is disclosed in the notes specific to the particular asset or liability.

Non‑derivative financial liabilities

Fair value, which is calculated for reporting purposes, is estimated based on the present value of future cash flows (principal and interest) discounted at the market interest rate as at the date of the report.

The fair value on the transaction date for purposes of measurement of capital notes issued to shareholders is calculated based on the present value of the cash flows in respect of the principal component discounted using the market interest rate on the transaction date.

Note 5 –	Cash and Cash Equivalents

	Weighted-average
	interest rate at	At December 31
	12/31/2019	2019	2018
	%	In Thousands of NIS

Balance of current accounts in banks		62,154	108,636
Deposits in banks		322,594	221,314
	0.2	384,748	329,950

The Group’s exposure to interest rate risk and currency risk and a sensitivity analysis with respect to the financial statements are provided in Note 22 “Financial Instruments”.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 6 –	Restricted Deposits and Cash

	Weighted-average
	interest rate at	At December 31
	12/31/2019	2019	2018
	%	In Thousands of NIS

Presented under current assets
Short-term deposits and restricted cash
in banks (*)	0.2	115,765	186,954

Presented under non-current assets
Long-term deposits and restricted cash
in banks (**)	0.3	266,803	181,739

(*)	For further information regarding restricted cash – see Note 15C(4) and Note 25G.

(**)	For further information regarding restricted cash – see Note 15C and Note 16.

Note 7 –	Trade Receivables

	At December 31
	2019	2018
	In Thousands of NIS

Open accounts	4,904	2,759
Accrued income	129,890	129,514
	134,794	132,273

Note 8 –	Other Receivables and Debit Balances

	At December 31
	2019	2018
	In Thousands of NIS

Advances to suppliers	2,912	3,098
Prepaid expenses	6,453	6,429
Refunds receivable	574	7,656
Government institutions	5,826	20,002
Indemnification asset from the Hadera construction contractor (see Note 25D)	50,976	–
Related parties	1,055	530
Other	2,179	807
	69,975	38,522

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 9 –	Long-Term Prepaid Expenses

A.	Composition

	At December 31
	2019	2018
	In Thousands of NIS

Deferred expenses (B.1)	78,105	70,409
Contract costs (B.2)	16,316	13,944
Compensation to customers (see Note 25A(2))	3,905	–
Financing expenses (B.3)	5,991	3,998
	104,317	88,351

B.	Additional information

1.	Long-term deferred expenses

	At December 31
	2019	2018
	In Thousands of NIS

Long-term deferred expenses	101,468	90,284
Accumulated amortization	(23,363)	(19,875)
	78,105	70,409

The long-term deferred expenses constitute connection fees to the gas transmission network and the electricity grid, as described below:

a.
Costs paid by Rotem, in the amount of NIS 47 million, to Israel Natural Gas Lines Ltd. in respect of its share of the connection to the national gas transmission network via a pressure reducing and metering station (hereinafter – “the PRMS facility”) as well as in respect of a pipeline for transmission of gas from the PRMS facility to the premises of the Rotem power plant (see also Note 25F).

b.
Costs paid by Rotem, Hadera and Zomet, in the amounts of about NIS 38 million, about NIS 8 million and about NIS 8 million were respectively, to IEC, in respect of the infrastructure of electricity lines that connect Rotem’s power plant, Hadera’s power plant in the test‑run and Rotem’s power plant under construction to IEC’s grid.

It is noted that the aforesaid connection infrastructures are intended and are actually used for connecting additional consumers to such infrastructures. Accordingly, these costs are accounted for as long‑term deferred expenses. In Rotem, the long‑term deferred expenses are amortized using the “straight-line” method over a period of 21 years, which constitutes the usage period of the PRMS facility and over 30 years, which constitutes the usage period of the electricity supply lines. The said amortization is recorded in the “depreciation and amortization” category in the statement of income.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 9 –	Long-Term Loans and Deferred Expenses (Cont.)

B.	Additional information (Cont.)

2.	Contract costs

In 2015, Hadera signed a long‑term supply agreement (as described in Note 25A(3)), whereby it undertook, among other things to indemnify Hadera Paper for 50% of the actual cost paid for construction of the infrastructures that Hadera Paper is responsible for (hereinafter – “the Infrastructure Bridge”). During 2019, construction of the Infrastructure Bridge was completed and a final accounting is expected to be made with Hadera Paper whereby the share of Hadera in the construction cost of the Infrastructure Bridge amounted to NIS 17 million.

3.	Deferred financing expenses

Hadera and Zomet have signed financing agreements, as described in Note 15C (hereinafter – “the Financing Agreements”). As part of the Financing Agreements, various commissions were paid, such as a financial closing fee and a periodic “unutilized credit facility” commission (hereinafter – “the Commissions”). The Commissions will be reduced by the percentage of withdrawals from the financing agreement provided in the Financing Agreements and will be accounted for using the “effective interest” method, as part of the balance of loans from banks and others.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 10 –	Property, Plant and Equipment

A.	Composition

						Diesel				Deposits on
		Facilities,				oil	Facility			account of
	Lands,	machinery		Office		and	held	Assets		property,
	roads	and		furniture		spare	under	under		plant and
	and	equipment		and	Leasehold	parts	financing	construction		equipment
	buildings	*	Computers	equipment	improvements	*	lease	*	Other	*	Total
	In Thousands of NIS

Cost

Balance at
January 1, 2018	140,449	1,746,393	1,484	1,264	3,233	70,980	11,932	564,612	3,113	28,042	2,571,502
Additions	8,783	79,271	1,083	291	6,249	32,062	14,793	199,845	149	–	342,526
Entry into the
consolidation	–	–	–	–	–	–	–	15,503	–	322	15,825
Disposals	–	64,201	947	305	675	9,790	–	–	–	17,725	93,643

Balance at
December 31,
2018	149,232	1,761,463	1,620	1,250	8,807	93,252	26,725	779,960	3,262	10,639	2,836,210
Classified to usage
right assets	17,536	–	–	–	–	–	26,725	–	–	–	44,261
Balance at
January 1, 2018
after initial
application
of IFRS 16	131,696	1,761,463	1,620	1,250	8,807	93,252	–	779,960	3,262	10,639	2,791,949
Additions, net**	–	5,089	517	51	709	46,066	–	53,011	33	383	105,859
Disposals	–	1,055	82	75	–	35,417	–	–	136	–	36,765

Balance at
December 31,
2019	131,696	1,765,497	2,055	1,226	9,516	103,901	–	832,971	3,159	11,022	2,861,043

Accumulated
depreciation

Balance at
January 1, 2018	20,560	350,818	1,248	479	960	–	–	–	1,100	–	375,165
Additions	4,576	97,132	265	267	583	–	991	–	398	–	104,212
Disposals	–	64,200	947	305	675	–	–	–	–	–	66,127

Balance at
December 31,
2018	25,136	383,750	566	441	868	–	991	–	1,498	–	413,250
Classified to usage
right assets	1,037	–	–	–	–	–	991	–	–	–	2,028
Balance at
January 1, 2018
after initial
application
of IFRS 16	24,099	383,750	566	441	868	–	–	–	1,498	–	411,222
Additions	4,387	100,164	375	97	854	–	–	–	372	–	106,249
Disposals	–	1,055	82	75	–	–	–	–	136	–	1,348

Balance at
December 31,
2019	28,486	482,859	859	463	1,722	–	–	–	1,734	–	516,123

Depreciated cost at:

December 31,
2019	103,210	1,282,638	1,196	763	7,794	103,901	–	832,971	1,425	11,022	2,344,920

December 31,
2018	124,096	1,377,713	1,054	809	7,939	93,252	25,734	779,960	1,764	10,639	2,422,960

January 1, 2018	119,889	1,395,575	236	785	2,273	70,980	11,932	564,612	2,013	28,042	2,196,337

* Reclassified
** Additions to property, plant and equipment in Hadera are presented net of agreed compensation from the construction contractor (for details – see Note 25D).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 10 –	Property, Plant and Equipment (Cont.)

B.	Capitalized borrowing costs

Borrowing costs capitalized to assets under construction in 2019 and 2018 amounted to about NIS 41,101 thousand and about NIS 29,278 thousand, respectively.

C.	Acquisition of property, plant and equipment on credit

During the years 2019 and 2018, property, plant and equipment was acquired not in cash, in the amounts of NIS 39,353 thousand and NIS 84,631 thousand, respectively.

Note 11 –	Leases

Commencing from January 1, 2019, the Group is applying IFRS 16 “Leases”. As part of the lease agreements, the Group leases lands, a PRMS facility and the Company’s offices.

A.	Information regarding significant lease agreements

Land on which the Rotem Power Plant is being constructed

Rotem has signed a lease agreement with Israel Land Authority, the Development Authority and the Jewish National Fund (hereinafter – “the Lessor”) for lease of a lot measuring 55 dunams in Mishor Rotem, on which the Rotem Power Plant was built. The lease period in accordance with the Lease Agreement is 49 years starting from November 4, 2010. Rotem is not entitled to transfer rights under the lease agreement, including to lease, rent or transfer possession of the lot for a period exceeding that stated in the lease agreement, and is not entitled to pledge the lot or any other rights under the lease agreement, without the Lessor’s advance written consent. The Lessor is permitted to stipulate its consent to transfer such rights under the terms detailed in the lease agreement, and is permitted not to agree to transfer rights to a foreign resident (as defined in the agreement) or to anyone who does not fulfill a fundamental and pre‑condition in the preamble to the lease agreement. Rotem is entitled to extend the lease by one additional period of 49 years, subject to advance notice and as detailed in the lease agreement. In the event of a change in the zoning of the during the lease period, the Lessor will not be required to extend the lease period. The Lessor is entitled to cancel the lease agreement in cases defined as a fundamental violation.

The amount of the usage right asset classified in the statement of financial position as at December 31, 2019, in respect of lease of land on which Rotem’s Power Plant is being constructed is NIS 7,527 thousand.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 11 –	Leases (Cont.)

A.	Information regarding significant lease agreements (Cont.)

AGS Land

In 2014, AGS Rotem Ltd. (hereinafter – “AGS”) won a tender for lease of lots on an aggregate area measuring about 55 dunams. The land is located adjacent to the site on which Rotem’s Power Plant was constructed. The lease period, subject to the conditions provided in the agreement, is 49 years, commencing from March 9, 2014. The lessor will be permitted to to cancel the lease agreement in cases defined as a fundamental breach.

The amount of the usage right asset classified in the statement of financial position as at December 31, 2019, in respect of lease of land on which Rotem’s Power Plant is being constructed is NIS 8,584 thousand.

Land on which the Hadera Power Plant is located

Hadera leases land on an area measuring about 28 dunams, on which the the Hadera Power Plant is being constructed, from Hadera Paper (hereinafter in this Section – “the Agreement”). Pursuant to the Agreement, the monthly rent amounts to about NIS 117 thousand (linked to the CPI), subject to adjustments in certain cases, and the lease period is 24 years and 11 months, commencing from December 2018. In the agreement, a responsibility ceiling was provided for Hadera equal to the rent it paid in the preceding year. The agreement gives the parties the right to cancel upon occurrence of various insolvency events stipulated, and gives Hadera Paper the right to cancel in a case of a material breach on the part of Hadera, including breach of the obligation to pay rent, to the extent it is not cured within 45 days.

A liability in respect of the lease and a usage right asset were recognized in the statement of financial position as at December 31, 2019, in respect of the land on which the Hadera Power Plant is located, in the amounts of NIS 7,314 thousand and NIS 7,262 thousand, respectively.

PRMS facility

The usage right asset classified in the statement of financial position as at December 31, 2019, in respect of the PRMS facility in Hadera, is NIS 22,486 thousand. For additional details – see Note 25F.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 11 –	Leases (Cont.)

A.	Information regarding significant lease agreements (Cont.)

The Company’s offices

In February 2017, Rotem signed an agreement with the Azrieli Group Ltd. for lease of an area measuring 1,144 square meters and parking spaces in the Azrieli Sharon Center, for a period of 10 years (commencing  from December 2017) with an option to extend for an additional period of 5 years. The monthly lease fees (rent) are about NIS 109 thousand (linked to the CPI). It is not reasonably certain that the said extension option will be exercised.

The total liabilities in respect of the lease and a usage right asset were recognized in the statement of financial position as at December 31, 2019, in respect of lease of the Company’s offices amount to NIS 9,150 thousand and NIS 9,077 thousand, respectively.

B.	Right‑of‑use assets

		PRMS
	Lands	facility	Offices	Vehicles	Total
	In Thousands of NIS

Balance at January 1, 2019	24,499	25,734	10,212	1,585	62,030
Depreciation in respect usage right assets	(939)	(1,606)	(1,135)	–	(3,680)
Other	124	(1,642)	–	–	(1,518)
Balance at December 31, 2019	23,684	22,486	9,077	1,585	56,832

C.	Lease liabilities

Maturity dates of the Group lease liabilities
At December 31
2019
In Thousands of NIS

Up to one year	2,400
One to five years	5,437
More than five years	10,523
Total	18,360
Current maturities of lease liabilities	2,400
Long-term lease liabilities	15,960

D.	Amount recognized in the statement of income

For the Year Ended
December 31, 2019
In Thousands of NIS

Interest expenses in respect of lease liability	340

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 11 –	Leases (Cont.)

E.	Amount recognized in the statement of cash flows

For the Year Ended
December 31, 2019
In Thousands of NIS

Total cash paid in respect of leases	2,331

Note 12 –	Intangible Assets

				Options
				for real
				estate
	Goodwill	Software	License	rights	Total
	In Thousands of NIS

Cost

Balance at January 1, 2018	1,592	2,773	1,770	750	6,885
Additions	–	582	–	–	582

Balance at December 31, 2018	1,592	3,355	1,770	750	7,467
Additions	–	974	–	–	974
Deletions	–	159	–	–	159
Exit from the consolidation	1,138	–	–	750	1,888

Balance at December 31, 2019	454	4,170	1,770	–	6,394

Amortization and impairment losses

Balance at January 1, 2018	–	1,067	129	–	1,196
Amortization for the year	–	385	54	–	439
Impairment loss	338	–	–	600	938

Balance at December 31, 2018	338	1,452	183	600	2,573
Amortization for the year	–	607	52	–	659
Deletions	–	159	–	–	159
Exit from the consolidation	338	–	–	600	938

Balance at December 31, 2019	–	1,900	235	–	2,135

Amortized cost at:

December 31, 2019	454	2,270	1,535	–	4,259

December 31, 2018	1,254	1,903	1,587	150	4,894

January 1, 2018	1,592	1,706	1,641	750	5,689

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 13 –	Trade Payables

	At December 31
	2019	2018
	In Thousands of NIS

Accrued expenses	71,303	84,668
Open accounts	52,509	92,600
	123,812	177,268

Note 14 –	Other Payables and Credit Balances

	At December 31
	2019	2018
	In Thousands of NIS

Employees and payroll institutions	17,177	10,756
Related and interested parties	442	2,323
Accrued expenses	11,028	9,031
Interest payable	1,340	1,038
Government institutions	6,815	874
Liability in respect of acquisition of shares from holders of
non‑controlling interests*	4,500	–
Other	339	27
	41,641	24,049
* For details – see Note 24A(6).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 15 –	Loans from Banks and Others and Guarantees

A.	Composition
	Weighted-average
	interest rate at	At December 31
	12/31/2019	2019	2018
	%	In Thousands of NIS

Capital notes issued to related party*	10.0	1,282	1,166
Loans from banks and financial
institutions	4.7	1,865,917	1,903,705
Less – current maturities		(126,592)	(75,584)
		1,740,607	1,829,287

B.	Maturities

The loans from banks and others are scheduled for repayment in the years following the date of the report, as follows:

	At December 31
	2019	2018
	In Thousands of NIS

First year – current maturities	126,592	75,584
Second year	128,189	124,510
Third year	127,056	127,916
Fourth year	144,490	125,936
Fifth year	151,746	143,114
Sixth year and thereafter	1,189,126	1,307,811
	1,867,199	1,904,871

C.	Additional information and guarantees

1.	Rotem

Rotem’s Financing Agreement

The power plant project of Rotem was financed by the project financing method (hereinafter – “Rotem’s Financing Agreement”). Rotem’s Financing Agreement was signed with a consortium of lenders led by Bank Leumi LeIsrael Ltd. (hereinafter respectively – “Rotem’s Lenders” and “Bank Leumi”).

Pursuant to Rotem’s Financing Agreement, liens were placed on Rotem’s existing and future assets and rights in favor of Harmetik Trust Services (1939) Ltd., (hereinafter – “Harmetik”) formerly, The Trust Company of Bank Leumi Ltd., as well as on most of Rotem’s bank accounts and on the Company’s holdings in Rotem.

The loans (which are linked to the CPI) are being repaid on a quarterly basis up to 2031, commending from the fourth quarter of 2013.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

1.	Rotem (Cont.)

Rotem’s Financing Agreement (Cont.)

Rotem’s Financing Agreement provides certain restrictions with respect to distribution of a dividend.

Pursuant to Rotem’s Financing Agreement, Rotem is required to create a debt service reserve (hereinafter – “the Debt Service Reserve”) during the two‑year period following completion of construction of the power plant. The amount of the Debt Service Reserve will be equal to the two next quarterly debt payments. As at December 31, 2019 and 2018, the amounts of the Debt Service Reserve were about NIS 75,814 thousand and about NIS 51,422 thousand, respectively.

Rotem has credit facilities from Bank Leumi, in the amount of NIS 21 million, which were provided for Rotem’s working capital needs and for provision of bank guarantees. As at December 31, 2019, Rotem had utilized NIS 7 million, of the said facilities for purposes of bank guarantees and collaterals for forward contracts.

Under Rotem’s Financing Agreement, the Company together with IC Power Asia Development Ltd. (hereinafter – “Asia Development”) and the holders of the non‑controlling interests in Rotem (hereinafter – “Veridis”), issued corporate guarantees, in the amounts of NIS 80 million and NIS 20 million, respectively, in order to secure Rotem’s liabilities under Rotem’s Financing Agreement. In December 2017, an amendment to Rotem’s Financing Agreement was signed (hereinafter – “Amendment 2017”), according to which Asia Development was released from the corporate guarantee, in return for creation of an additional fund in Rotem, in the amount of NIS 57.5 million, linked to the CPI (hereinafter – “the Owners’ Guarantee Fund”), regarding which in order to ensure its accumulation and Company and Veridis issued corporate guarantees in favor of Rotem’s Lenders. The Owners’ Guarantee Fund is subject to an adjustment formula whereby under certain coverage ratios, its amount could increase up to a maximum of NIS 115 million. Pursuant to Amendment 2017 Owners’ Guarantee Fund accumulates in the following manner – NIS 20 million on the signing date of Amendment 2017 and the balance over 24 months in semi‑annual deposits. As at December 31, 2019, Rotem completed accruing the Owners’ Guarantee Fund, and accordingly subsequent to the date of the report, in February 2020, part of the corporate guarantees provided by the Company and Veridis, as stated above, was cancelled, in the amount of about NIS 46 million and about NIS 12 million, respectively. It is noted that in addition to the corporate guarantees described above, there are additional corporate guarantees that were provided in the past by the Company and Veridis, in the amounts of about NIS 12 million and about NIS 3 million, respectively, which may not be cancelled even after conclusion of accumulation of the Owners’ Guarantee Fund.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

1.	Rotem (Cont.)

Rotem’s Financing Agreement (Cont.)

In January 2019, an amendment to Rotem’s Financing Agreement was signed (hereinafter – “Amendment 2019”), according to which Rotem’s position as the Power Plant’s operation and maintenance contractors was arranged. As part of Amendment 2019, the Owners’ Guarantee Fund was increased by the amount of about NIS 4 million, linked to the CPI.

As at the date of the report, Rotem and the Company were in compliance with all the covenants in accordance with Rotem’s Financing Agreement.

Guarantees

In February 2017, Rotem provided a bank guarantee in the amount of NIS 2 million (linked to the CPI) in favor of the National Commissioner of the Fuel Sector, in accordance with the Excise Law that requires the depositing of a three‑year guarantee as a condition for exemption from excise tax on the purchase of the diesel oil that serves as backup inventory. In addition, Rotem provided a bank guarantee in favor of the Ministry of National Infrastructures, Energy and Water Resources (hereinafter – “the Ministry of Energy”) in the amount of US$1 million, in accordance with Rotem’s electricity generation license.

Rating:

In February 2020, the Rating Committee of Midroog Ltd. (hereinafter – “Midroog”) updated Rotem’s long‑term rating to Aa2 with a stable rating outlook and updated the rating of Rotem’s senior debt to Aa2 with a stable rating outlook.

2.	Hadera

Hadera’s Financing Agreement:

In July 2016, Hadera entered into a financing agreement for the senior debt (hereinafter – “Hadera’s Financing Agreement”) with a consortium of lenders (hereinafter – “Hadera’s Lenders”), headed by Israel Discount Bank Ltd. (hereinafter – “Bank Discount”) and Harel Insurance Company Ltd. (hereinafter – “Harel”) to finance the construction of the Hadera Power Plant, whereby the lenders undertook to provide Hadera credit frameworks, mostly linked to the CPI, in the amount of NIS 1,006 million  in several facilities (some of which are alternates): (1) a long‑term credit facility (including a framework for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility. In March 2017, the Electricity Authority confirmed that Hadera had complied with a milestone for a financial closing, as stipulated in the conditional license for construction of the power plant.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

2.	Hadera (Cont.)

Hadera’s Financing Agreement: (Cont.)

Some of the loans under Hadera’s Financing Agreement are linked to the CPI and some are unlinked. The loans accrue interest at the rates specified in the agreement and are to be repaid in quarterly installments according to the repayment schedules specified in Hadera’s Financing Agreement over a period of 18 years from the commencement date of the repayments in accordance with the provisions of the agreement (which will fall in March 2020).

In connection with the Hadera Financing Agreement, liens were placed in favor of Bank Discount, as a trustee for the collaterals on behalf of the Hadera’s Lenders, on some of Hadera’s existing and future assets, on the rights of Hadera and on the holdings of the Company in Hadera. Hadera’s Financing Agreement includes certain restrictions in respect of distributions and repayment of shareholders’ loans, which provide that, among other things, distributions and repayments as stated may be made at the earliest after 12 months from the commercial operation date of the Hadera Power Plant and after at least three debt repayments. In addition, Hadera undertook, commencing from the commercial operation date, to provide a debt service reserve in an amount equal to the amount of the debt payments for two successive quarters.

In June 2019, it was agreed with the lenders to extend the final date for commercial operation provided in Hadera’s Financing Agreement, up to the date of commercial operation as provided in the conditional license or the end of March 2020 – whichever occurs first. It is noted that a delay in the commercial operation after the said date constitutes grounds for calling from immediate repayment under Hadera’s Financing Agreement.

As at the date of the report, the validity of Hadera’s conditional license is up to March 19, 2020. Subsequent to the date of the report, in January 2020, Hadera submitted a request to the Electricity Authority for extension of the commercial operation date stated in its conditional license. Subsequent to the date of the Report, in February 2020, Hadera contacted the lenders in Hadera’s Financing Agreement with a request to extend the final date for commercial operation stipulated in Hadera’s Financing Agreement up to the end of June 2020. As at the date of the report, the request wasn’t extended yet.

As at the date of the report, Hadera withdrew a total of NIS 616 million out of the Financing Agreement of Hadera The interest rate on the withdrawn amounts up to the date of the report ranges between about 3.1% and about 3.9% on the CPI-linked loans and between about 4.7% and about 5.4% on the loans not linked to the CPI.

The first repayment date of the Hadera’s debt will fall subsequent to the date of the report, in March 2020, Payment of the said debt will be made from sources the Company will provide to Hadera.

During 2016, the entire amount of the shareholders’ equity was invested as required by Hadera’s shareholders’ equity investment agreement.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

2.	Hadera (Cont.)

Hadera’s Financing Agreement: (Cont.)

Hadera’s shareholders’ equity subscription agreement (as amended in May 2017) also includes commitments of the Parent Company for payment of commissions, hedging agreements and obligations for provision of a number of guarantees – a guarantee related to events with respect to the construction period of the project, up to an amount of NIS 100 million, which can be reduced under certain circumstances, a guarantee for bankruptcy situations in cases of a failure to collect from customers up to the amount of NIS 8 million and the provision of additional bank guarantees in certain cases. In addition, the Company undertook to comply with certain covenants, which include equity to total assets (solo) of at least 20%, minimum equity of NIS 250 million up to the end of the inspection warranty period, and minimum equity of NIS 200 million after the warranty period (liability under the Hadera Construction Agreement, as described in Note 25D.), a minimum balance of cash and cash equivalents of the Company of NIS 100 million up to the date of commercial operation of Hadera and a minimum balance of NIS 50 million up to the end of the inspection warranty period, which will be reduced under certain conditions. Under certain conditions, a lien will be placed on the aforesaid cash amount in favor of the lenders. In addition, the Company undertook, commencing from the commercial operation date, to provide a reserve fund of NIS 15 million.

As at the date of the Report, Hadera and the Company were in compliance with all of the covenants pursuant to Hadera’s financing agreement.

Guarantees:

Set forth below is a list of the significant bank guarantees provided by Hadera to various parties: (Cont.)

a.	Guarantees in the amount of about $7 million in favor of the Tamar partners in connection with the undertaking of Hadera under the Gas Agreement (for further details, see Note 25G.).

b.
Guarantees in favor of the Electricity Authority – unlinked guarantees, in the amount of NIS 2 million, in connection with Hadera’s supply license, and guarantees, in the amount of NIS 0.5 million, in connection with Hadera's generation license, and NIS 1.2 million, in connection with Hadera’s conditional license.

c.
A guarantee in favor of Israel Electric Company (IEC), in the amount of NIS 2.2 million (linked to the CPI) in connection with Hadera's supplier license. Subsequent to the date of the report, in January 2020, the amount of the guarantee was updated to NIS 2.1 million (linked to the CPI).

Rating:

In December 2019, Midroog reaffirmed the rating of Hadera’s senior debt at a rating of A3 with a positive rating outlook for the construction and operation period and provided a rating of A2 with a stable rating outlook for the operation period only.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

3.	Zomet

Zomet’s Financing Agreement:

In December 2019, a financing agreement for the senior debt (project financing) was signed between Zomet and a syndicate of financing entities led by Bank Hapoalim Ltd. (hereinafter – “the Bank”, and together with the other financing entities hereinafter – “Zomet’s Lenders”), for financing construction of the Zomet power plant (hereinafter – “Zomet’s Financing Agreement”), the highlights of which are set forth below:

As part of Zomet’s Financing Agreement, Zomet’s Lenders undertook to provide Zomet a long‑term loans framework, a standby framework, a working capital framework, a debt service reserve framework, a VAT framework, a third‑party guarantees framework and a hedging framework, in the aggregate amount of NIS 1.372 billion. Part of the amounts under these frameworks will be linked to the CPI and part of the amounts will be linked to the dollar. The loans accrue interest at the rates provided in Zomet’s Financing Agreement.

The principal and interest of the loans from the long‑term framework and the standby framework are to be repaid in quarterly payments, which will fall shortly before the end of the first or second quarter after the commencement date of the commercial operation up to the date of the final payment, which will take place on the earlier of the end of 19 years from the commencement date of the commercial operation or 23 years from the signing date of Zomet’s Financing Agreement (however not later than December 31, 2042). The loans granted out of the VAT framework are to be repaid in a single payment on the final repayment date, but not later than the end of one year from commencement of the commercial operation. Loans granted out of the working capital framework are to be repaid in a single payment on the final repayment date provided in Zomet’s Financing Agreement, but not later than the end of 19 years from the commencement date of the commercial operation. Loans granted out of the debt service credit framework are to be repaid on a “cash sweep” basis, within one year from the withdrawal date of each loan, but in any event no later than the final repayment date of the long‑term loans framework. Every loan granted out of the third‑party guarantees framework or out of the hedging framework, are to be repaid as detailed below: (a) during the construction period – on the grant date of a loan out of the long‑term loans framework, the first one that will fall after granting of the loan being repaid as stated, or on an earlier date out of the balances in Zomet’s accounts; and (b) during the operation period  – on a “cash sweep” basis, within six months from the withdrawal date the loan, but in any event no later than up to the final repayment date provided in Zomet’s Financing Agreement with respect to loans out of the long‑term loans framework.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

3.	Zomet: (Cont.)

Zomet’s Financing Agreement: (Cont.)

As part of Zomet’s Financing Agreement terms were provided with reference to conversion of interest on the long‑terms loans from variable interest to CPI‑linked interest. Such a conversion will take place in three cases: (a) automatically at the end of 6 years after the signing date of Zomet’s Financing Agreement; (b) at Zomet’s request during the first 6 years commencing from the signing date of Zomet’s Financing Agreement; (c) at the Bank’s request, in certain cases, during the first 6 years commencing from the signing date of Zomet’s Financing Agreement. In addition, Zomet has the right to make early repayment of the loans within 6 years after the signing date of Zomet’s Financing Agreement, subject to a one‑time reduced payment (and without payment of an early repayment penalty), and provided that up to the time of the early repayment, the loans were not converted into loans bearing fixed interest linked to the CPI, as stated above.

The withdrawals from the various frameworks are subject to the absence of the existence of a breach event, and compliance with various conditions as is customary in agreements of this type, and among others, receipt of approval from the Electricity Authority for the financial closing, and in certain circumstances stipulated in Zomet’s Financing Agreement, receipt of approval from the Technical Advisor of the Lenders, compliance with financial covenants, and receipt of a supporting document to the bank’s satisfaction in connection with progress in the process for issuance of the project’s land for the project’s purposes.

As part of Zomet’s Financing Agreement, liens were provided in favor of Poalim Trust Services Ltd., as trustee for the collaterals on behalf of Zomet’s Lenders, on part of Zomet’s existing and future assets, on Zomet’s rights and on the Company’s holdings in Zomet.

Zomet’s Financing Agreement includes certain restrictions with respect to distributions and repayment of shareholders’ loans which provide, among other things, that distributions and repayments, as stated, may be made at the earliest 12 months from the commercial operation date of Zomet’s Power Plant and after at least one payment of principal and interest in respect of loans from the long‑term loans credit framework and from the standby framework.

As at the date of the Report, Zomet and the Company were in compliance with all the covenants in accordance with Zomet’s Financing Agreement.

Subsequent to the date of the Report, in February 2020, the first withdrawal was made, in the amount of NIS 25 million, from the long‑term loans framework, bearing annual interest at the rate of prime + 0.95%.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

3.	Zomet: (Cont.)

Zomet’s Equity Subscription Agreement

In December 2019, an equity subscription agreement (hereinafter – “Zomet’s Equity Subscription Agreement”) was signed. As part of the said agreement, the Company undertook certain commitments to the Lenders in connection with Zomet and its activities, including investment of shareholders’ equity in the Zomet, in the amount of about NIS 293 million. As at December 31, 2019, the Company had invested in Zomet about NIS 88 million out of the total shareholders' equity (as defined in Zomet’s Equity Subscription Agreement). The balance of the shareholders’ equity, as stated, is to be provided in increments, and in order to secure it the Company provided on the signing date of the agreement a bank guarantee, in the amount of NIS 230 million (linked to the CPI). Subsequent to the date of the report, in light of investments of additional equity (as defined in Zomet’s Equity Subscription Agreement) made by the Company in Zomet, the guarantees were reduced to the amount of about NIS 157 million (linked to the CPI).

The equity subscription agreement includes additional commitments of the Company in connection with investment of additional shareholders’ equity in certain situations, among others, in a case of change in the shareholders equity requirements in accordance with law and up to an amount of about NIS 50 million, and under certain circumstances having a negative impact on the project (such as, an absence of required permits or certain restriction on the power plant’s activities), wherein the Company will be required to invest additional shareholders’ equity that could also include all the amounts required to service the debt for financing the balance of the project’s construction and operation costs, in accordance with the type of the event. In addition, the Company undertook that shortly before the commercial operation date, it will provide a bank guarantee (hereinafter – “the Operation and Maintenance Guarantee”), which will serve as security for Zomet’s debt pursuant to the financing agreement, in the amount of about NIS 15 million (which in certain circumstances could increase to about NIS 22.5 million), and the it committed to provide in certain cases certain additional bank guarantees required for the project, to the extent they are not issued out of the guarantees framework provided as part of Zomet’s Financing Agreement.

Guarantees:

Zomet provided bank guarantees in favor of the Electricity Authority in connection with the conditional license, in the amount of about NIS 5 million. For additional details regarding Zomet’s conditional license – see Note 24A(3).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

4.	The Company:

In December 2019, the Company signed a framework agreement for taking out short‑term credit with a bank, for purposes of payment of the Initial Assessment of Zomet (as stated in Note 24A(3) below), up to the end of March 2020 (hereinafter – “the Credit Framework Agreement”). The framework under the Credit Framework Agreement is in an amount of up to NIS 230 million, where amounts withdrawn by the Company will bear annual interest at the rate of prime + 0.6%. Subsequent to date of the Report, in January 2020, the Company withdrew the amount of NIS 230 million from the said framework, where the amount of NIS 169 million was used by the Company for purposes of payment of the Initial Assessment (hereinafter – “the Loan”), and the balance was used by the Company in order to provide a bank guarantee to Israel Lands Authority to secure the balance of the payment (hereinafter – “the Guarantee”). The Loan is scheduled for repayment in April 2020, and the Guarantee is valid for a period of one year from the date of its grant. As part of the Credit Framework Agreement, the Company undertook that so long as short‑term credit has not been fully repaid, it will comply with the financial covenants as provided in the Credit Framework Agreement. The Company undertook not to create liens, in accordance with that provided in the Credit Framework Agreement.

As at the date of the Report, the Company was in compliance with the covenants in accordance with the Credit Framework Agreement.

Guarantees:

Set forth below is a list of significant bank guarantees the Company has provided to various entities:

A.
A bank guarantee, in the amount of NIS 230 million, in order to secure the balance of the shareholders’ equity required pursuant to Zomet’s Equity Subscription Agreement, as stated in Note 15C(3). For purposes of securing the guarantee, the Company made a deposit, in the amount of about NIS 115 million.

B.
In June 2019, the Company provided a CPI‑linked financial guarantee, in the amount of about NIS 30 million, as part of an acquisition offer in a tender for sale of the Alon Tabur power plant, which was published by Israel Electric Company (IEC) (hereinafter – “the Tender”). In July 2019, the Company received notification that it was declared the “second qualifier” in accordance with the Tender documents, and in December 2019 the guarantee was released.

C.
A bank guarantee, in the amount of about NIS 15 million, in order to secure liabilities of Zomet for payment of development levies of the Shapir Regional Council (for additional details – see Note 24A(3)).

D.
Bank guarantees, in the aggregate amount of about NIS 4 million, in favor of submission of a bid in a tender of the Electricity Authority for construction of facilities for generation of electricity on the customer’s premises, which generate electricity using natural gas and are connected to the distribution grid (for details – see Note 25O).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 16 –	Debentures

A.	Composition
	Weighted-average
	interest rate at	At December 31
	12/31/2019	2019	2018
	%	In Thousands of NIS

Marketable debentures	4.45	282,864	293,875
Less – current maturities		(30,555)	(10,992)
		252,309	282,883

B.	Maturities

The debentures are scheduled for repayment in the years following the date of the report, as follows:
	At December 31
	2019	2018
	In Thousands of NIS

First year – current maturities	30,555	10,992
Second year	34,382	30,555
Third year	18,817	34,382
Fourth year	32,354	18,817
Fifth year	14,481	32,354
Sixth year and thereafter	152,275	166,775
	282,864	293,875

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 16 –	Debentures (Cont.)

C.	Additional information

In May, 2017, the Company issued debentures (Series A) to classified investors under a private placement, which were listed for trading on the Institutional Continuous Trading Platform. The debentures have a par value of NIS 320 million. As part of the trust certificate from May 2017 (hereinafter – “the Trust Certificate”) it is provided that the debentures will bear annual interest at the rate of 4.95%, and the principal and interest of the debentures are to be repaid on a semi‑annual basis (on June 30 and December 30 of every calendar year) – this being commencing from June 30, 2018 and through December 30, 2030. In addition, the Trust Certificate provides that the interest on the debentures will be reduced by 0.5% in the event of their listing for trading on the main list of the TASE. The debentures received a rating of A3 from Midroog and A– from S&P Global Ratings Maalot Ltd. (hereinafter -– “Maalot”). In August 2017, the Company listed the debentures for trading on the stock exchange as part of an issuance and listing of its shares for trading and, accordingly, as of that date the interest on the debentures (series A) was reduced by 0.5% to 4.45% per year.

In accordance with the trust certificate, the Company recorded, a first‑priority, floating lien, unlimited in amount, on all of its assets, in favor of the trustee on behalf of the holders of the debentures. The floating lien will not preclude the Company from pledging specific assets and disposal of other assets by the Company.

The trust certificate contains customary causes for calling the debentures for immediate repayment, including in the case of breach, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors’ arrangements, certain types of restructuring, material downturn in the condition of the Company, etc. In addition, the right to call for immediate repayment arises upon: (1) occurrence of certain events of loss of control by Kenon Holding Ltd.; (2) a call for immediate repayment of other debts (or guarantees) of the Company or of Hadera or Rotem in certain predefined minimum amounts; (3) a change in the area of the Company’s activities such that its main area of activity is not in the energy sector in Israel, including the area of generating electricity in power plants and from renewable energy sources; (4) discontinuation of the rating over a certain period of time and if the rating of the debentures falls below the level of Baa3 (or BBB–);  and (5) suspension of trading for a certain period of time to the extent the debentures are listed for trading on the TASE’s main trading list. All of that stated above is in accordance with the conditions specified in the trust certificate.

Furthermore, the trust certificate (as amended in June 2018) includes an undertaking by the Company to provide a debt service reserve in the amount of 18 months’ payments of principal and interest and to comply with financial covenants and limitations on distributions such that the historical debt coverage ratio will not be less than 1.2, and for purposes of a distribution as defined in the trust certificate the “historical debt coverage ratio” may not be less than 1.4, there must be minimum shareholders’ equity of NIS 80,000 thousand and an “equity to total assets” ratio of at least 12.5% (and for purposes of distribution, the minimum shareholders’ equity may not be less than NIS 120,000 thousand, and the ratio of the shareholders’ equity to the total assets may not be less than a rate of 25%).

As at the date of the report, the Company was in compliance with all the covenants in accordance with the trust certificate including: the deposit in respect of the debt service fund that is presented in the statement of financial position in the category “long‑term deposits and restricted cash” amounts to about NIS 67 million, the shareholders’ equity attributable to the Company’s shareholders amounts to about NIS 787 million and the ratio of the shareholders’ equity to the total assets is 71%.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 16 –	Debentures (Cont.)

C.	Additional information (Cont.)

The terms of the debentures also provide for the possible raising of the interest rate in certain cases of a decline in the rating, in certain cases of breach of financial covenants, and in certain cases of use of the debt servicing reserve where the reserve is not sufficiently re‑funded within the time frame set forth in the trust certificate. The Company’s ability to expand the debenture series was restricted under certain circumstances, including maintaining the rating of the debentures at it was shortly prior to the expansion of the series and there being no breach. Additionally, should the Company issue additional debentures that are not secured (or that are secured by floating charge having the same priority), these debentures will not have preference over the debentures (Series A) upon liquidation.

In July 2019, the issuer’s rating of A– with a stable rating outlook was reconfirmed for the Company and a rating of A– for the Company’s debentures (Series A) by Maalot. Subsequent to the date of the report, in January 2020, Maalot once again reconfirmed the Company’s rating of A– and updated the rating outlook to positive to stable. In addition, in July 2019 and in January 2020, Maalot reconfirmed a rating of A– for the Company’s debentures (Series A).

In August 2019, a rating of A3 with a stable rating outlook was reconfirmed for the Company’s debentures (Series A) by Midroog.

Note 17 –	Employee Benefits

A.	Post‑employment benefit plans – defined contribution plan

The Group has a defined contribution plan in respect of the Group’s liability to pay the savings component of provident funds and in respect of all its employees who are subject to Section 14 of the Severance Pay Law, 1963.

	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Amount recognized as an expense in
respect of defined contribution plan	3,734	3,027	2,444

B.	Equity remuneration plan

1.
In July 2017, the Company’s Board of Directors has decided to issue 1,000,000 options to the Company’s CEO. The options were issued under the Capital Track (with a trustee) in accordance with Section 102 of the Income Tax Ordinance [New Ordinance], 1961, in four equal tranches, which may be exercised on a net basis. The terms of vesting and expiration dates of the options issued to the CEO are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

First tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Second tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Third tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Fourth tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 17 –	Employee Benefits (Cont.)

B.	Equity remuneration plan (Cont.)

1.	(Cont.)

The exercise price of each option is NIS 12.5 (unlinked). The exercise price is subject to certain adjustments (including for the distribution of dividends, the issuance of rights etc.).

The average fair value of each option granted is estimated on the date of grant, using the Black-Scholes Model, at NIS 2.5 per option. The calculation is based on a standard deviation of 20.7%-21.5% (based on historical fluctuations of comparable companies in the Company’s sector of activities for corresponding periods over the expected life of the option until exercise), a risk-free interest rate of 0.7 to 1.4% and an estimated life of 4 to 6 years.

In October 2017, the Company received approvals from the Income Tax Authority according to which the options allotted are within the scope of Section 102 of the Income Tax Ordinance. The grant is made through a trustee under the Capital Gains Track. Under this track, the Company is not entitled to claim as an expense for tax purposes of amounts that are credited to the employee as a benefit, including amounts that are recorded as a salary benefit in the Company’s accounts, in respect of the options received by the employee under the Plan, excluding the employment-income benefit component, if any, that was determined on the allotment/grant date. In October 2019, the Company issued 329,040 of the Company’s ordinary shares to the CEO following an exercise notification on a net basis of 500,000 options in an off‑market transaction, at a price of NIS 28.9 per share. The price per share on the exercise date of the options was NIS 29.87.

2.
In July 2017, the Company’s Board of Directors approved an employee stock option plan, pursuant to which, subject to a resolution of the Company’s competent authorities, an undetermined number of options that was not yet set (but not more than 1,500,000 in total) may be allotted to employees of the Company (excluding the CEO), members of the Company’s Board of Directors and consultants of the Company, for no consideration, where each such option is exercisable for one ordinary share of NIS 0.01 par value of the Company. The ordinary shares allotted upon exercise of the options will have the same rights as the Company’s ordinary shares of, immediately upon their issuance.

In May 2018, the employee stock option plan was updated in a manner that included three revisions: (1) addition of the possibility of issuing Restricted Share Units (RSUs); (2) addition of 797,168 to the number of options and/or RSUs that may be issued under the plan; and (3) revision of the adjustment mechanism in a case of change of control.

Each RSU unit will entitle its holder to receive from the Company, by way of allotment and for no consideration, one ordinary share of NIS 0.01 par value of the Company. The RSUs will not convey to the holders thereof any right conveyed to shareholders, prior to their exercise for shares of the Company, including a right to vote, except for the right to receive an amount equivalent to a dividend in a case where the Company decides to distribute a dividend.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 17 –	Employee Benefits (Cont.)

B.	Equity remuneration plan (Cont.)

2.	(Cont.)

In June 2018, the Company’s Board of Directors approved a private issuance to eight managers and officers in the Group, in an aggregate quantity of 1,165,625 options exercisable for 1,165,625 ordinary shares of NIS 0.01 par value of the Company and 241,684 RSUs (hereinafter – “the Offered Securities”). The Offered Securities will be issued under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches, which may be exercised on a net basis. The vesting conditions and expiration dates of the Offered Securities are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

1st tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
2nd tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
3rd tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
4th tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option is NIS 18.41 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of each option granted was estimate proximate to the issuance date, using the Black and Scholes model, at NIS 3.84 per option. The calculation is based on a standard deviation of 20.93%–21.41%, a risk‑free interest rate of 0.88% to 1.43% and an expected life of 4 to 6 years. The fair value of the RSU Units was estimated based on the price of a Company share on June 20, 2019, which was NIS 18.52.

In 2018, a Company officer concluded her position with the Company prior to the end of the vesting period under the options’ plan and, therefore, in accordance with the terms of the options’ plan, her rights with respect to all the options and RSUs (Restricted Share Units) issued to her (98,958 options and 20,518 RSUs) expired. During 2019, 150,391 options and 31,183 RSUs expired, the vesting period of which had not yet ended, which were issued to a former officer due to conclusion of his service. The expired options and RSUs, as stated, were returned to the number of shares that are covered by the employee stock option plan and they may be reissued.

In July 2019, the Company issued 55,289 of the Company’s ordinary shares of NIS 0.01 par value each, to seven managers and officers in the Group, in light of the vesting of the first tranche of the RSUs (Restricted Share Units), which were granted to them as part of the equity remuneration plan for Company employees. In addition, during 2019, the Company issued 60,281 of the Company’s ordinary shares to officers in the Group employees as a result of exercise notifications on a net basis of 180,076 options. The weighted‑average price per share on the exercise dates of the options is NIS 27.31.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 17 –	Employee Benefits (Cont.)

B.	Equity remuneration plan (Cont.)

3.
In May and June 2019, the Company’s Board of Directors and the General Meeting of the Company’s shareholders approved the service and employment conditions of Mr. Avisar Paz as the Chairman of the Company’s Board of Directors, including, among other things, allotment of 352,424 options (hereinafter – “the Options”). On June 23, 2019, approval of the Stock Exchange was received to register 352,424 shares for trading that will derive from exercise of the Options and the Options were allotted to Mr. Paz on July 1, 2019. The Options are non‑marketable and each Option is exercisable for one ordinary share of the Company, and in total 352,424 ordinary shares of the Company of NIS 0.01 par value each. The Options were granted in accordance with the Company’s options’ plan, as stated above, and under the Capital Track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates are as follows:

Tranche No.	Vesting Conditions	Expiration Date

Tranche 1	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Tranche 2	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Tranche 3	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Tranche 4	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option granted will be NIS 22.80 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of the options on the approval date of the grant by the Board of Directors, using the Black and Scholes Model is NIS 5.67 per option. The calculation is based on a monthly standard deviation of 21.0%–21.6%, a risk‑free annual interest rate for the period of 1.04% to 1.44%, an expected life of 4 to 6 years, and the price of a Company share on May 12, 2019 of NIS 24.24.

The cost of the benefit embedded in the offered options and the securities that were issued (net of the share of the officers that concluded their positions during 2018 and 2019 as stated), which is based on the fair value on the date of their issuance, amounted to about NIS 11,570 thousand. This amount will be recorded in the statement of income over the vesting period of each tranche, commencing from July 1, 2019. Accordingly, in 2019 the Company included an expense, in the amount of about NIS 3,468 thousand in respect of the above‑mentioned offered options and the securities.

Note 18 –	Taxes on Income

A.	Details regarding the tax environment in which the Company operates

1.	Companies Tax rate

Set forth below are the tax rates applicable to the Company in 2017–2019:

2017 – 24%; 2018 – 23%; 2019 – 23%.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 18 –	Taxes on Income (Cont.)

A.	Details regarding the tax environment in which the Company operates (Cont.)

1.	Companies Tax rate (Cont.)

On January 4, 2016, the plenary Knesset passed the Law for Amendment of the Income Tax Ordinance (Amendment 216), 2016, whereby, among other things, the Companies Tax rate will be reduced by 1.5% to a rate of 25% commencing from January 1, 2016. Furthermore, on December 22, 2016 the plenary Knesset passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) 2016, whereby, among other things, that the Companies Tax  rate will be reduced from 25% to 23% in two stages. The first stage will be to a rate of 24% commencing from January 2017 and the second stage will be to a rate of 23% commencing from January 2018.

As a result of reducing the tax rate to 23%, the deferred tax balances as at December 31, 2018 and 2019 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the reversal date.

2.	Benefits under the Law for Encouragement of Industry (Taxes) 1969

In June 2011, Rotem received approval from the Israel Tax Authority such that the electricity generation activities will be considered manufacturing activities and Rotem’s power plant will constitute an “Industrial Enterprise” as defined in the Law for Encouragement of Industry (Taxes), 1969, upon the fulfillment of all of the conditions provided by the Taxes Authority in Israel.

“Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes), 1969 are entitled to benefits of which the most significant ones are as follows:

a.	Increased depreciation rates.
b.	Deduction of issuance expenses upon listing of Rotem’s shares for trading on the stock exchange in three equal annual amounts commencing from the year in which the shares are listed for trading.
c.	An 8-year amortization period for patents and know-how serving in development of the enterprise.
d.	The possibility of filing consolidated tax returns by companies with a single production line.

B.	Tax assessments

The Company and the Group’s subsidiaries (except for Rotem) have been issued tax assessments that are considered final up to and including the 2014 tax year (subject to the exceptions provided in the law). Rotem has been issued final tax assessments up to and including the 2016 tax year (subject to the exceptions provided in the law).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 18 –	Taxes on Income (Cont.)

C.	Composition of taxes on income

	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Current taxes on income	82	2,031	1,694

Deferred taxes on income:
Deferred taxes	50,033	34,857	29,996
Deferred taxes in respect of prior years	310	(85)	158
	50,343	34,772	30,154
Total taxes on income	50,425	36,803	31,848

D.	Reconciliation of the theoretical tax on the pre-tax income and the taxes on income:

	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Income before taxes on income	175,162	134,320	88,354
The Company’s statutory tax rate	23%	23%	24%
Tax calculated at the statutory tax rate	40,287	30,894	21,205

Additional tax (tax savings) for:
Non-deductible expenses	70	116	424
Losses for which deferred taxes were
not recorded	9,758	5,878	10,005
Deferred taxes at a different tax rate	–	–	56
Taxes in respect of prior years	310	(85)	158
Total taxes on income	50,425	36,803	31,848

E.	Taxes on income in respect of components of other comprehensive income and equity:

In 2019 and 2018 – the Company recorded tax income, in the amount of about NIS 615 thousand and tax expenses, in the amount of about NIS 373 thousand, respectively, in the statement of comprehensive income, in respect of other comprehensive income items.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 18 –	Taxes on Income (Cont.)

F.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recorded in the books

The movement in deferred tax assets and liabilities is attributable to the following items:

		Losses
	Property,	carried
	plant	forward
	and	for tax	Financial
	equipment	purposes	instruments	Other	Total
	In Thousands of NIS
Balance of deferred
tax asset (liability) at
January 1, 2018	(312,617)	122,906	(766)	(549)	(191,026)
Changes recorded in the
statement of income	16,301	(52,852)	758	1,021	(34,772)
Changes recorded in
other comprehensive
income	–	–	(373)	–	(373)
Balance of deferred
tax asset (liability) at
December 31, 2018	(296,316)	70,054	(381)	472	(226,171)
Changes recorded in the
statement of income	10,134	(61,347)	252	618	(50,343)
Changes recorded in other
comprehensive income	–	–	615	–	615
Change as a result of sale
of subsidiary	–	–	–	34	34
Balance of deferred tax
asset (liability) at
December 31, 2019	(286,182)	8,707	486	1,124	(275,865)

2.	The deferred tax assets and liabilities are presented in the statement of financial position as follows:

	At December 31
	2019	2018
	In Thousands of NIS

Presented as part of non-current assets	5,240	2,369
Presented as part of non-current liabilities	(281,105)	(228,540)
Deferred taxes, net	(275,865)	(226,171)

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 18 –	Taxes on Income (Cont.)

F.	Deferred tax assets and liabilities (Cont.)

3.	Tax liabilities not recognized

On December 31, 2019 and 2018, a balance of deferred tax liabilities in the amount of about NIS 128,878 thousand and about NIS 116,547 thousand, respectively, in respect of temporary differences in the amount of about NIS 560,319 thousand and about NIS 506,728 thousand, respectively, relating to investments in subsidiaries were not recognized since the decision whether to sell these subsidiaries is at the hands of the Company, and its intention is not to sell them in the foreseeable future.

4.	Items for which deferred taxes were not recognized

	At December 31
	2019	2018
	In Thousands of NIS

Losses for tax purposes	93,565	61,082
Deductible temporary differences	12,387	2,444
	105,952	63,526

Pursuant to Israeli tax law, there is no time limit on the utilization of tax losses and the utilization of the deductible temporary differences. Deferred tax assets were not recognized for these items, since it is not expected that there will be taxable income in the future, against which the tax benefits can be utilized.

Note 19 –	Equity

A.	Composition

	At December 31, 2019		At December 31, 2018
		Issued and		Issued and
	Authorized	paid-up	Authorized	paid-up

Ordinary shares of NIS 0.01
par value	500,000,000	143,359,571	500,000,000	131,886,721

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 19 –	Equity (Cont.)

B.	Additional information

In August 2017, the Company issued to the public on the stock exchange 31,886,700 ordinary shares of NIS 0.01 par value each on the Stock Exchange, constituting about 24.2% of the Company’s issued share capital, at a price of NIS 12.5 per share. The issuance proceeds, in the amount of about NIS 398,584 thousand, net of issuance costs, in the amount of NIS 37,260 thousand, were recorded to equity.

In June 2019, the Company issued to three institutional entities 5,179,147 ordinary shares of NIS 0.01 par value each, constituting about 4% of the Company’s share capital, in exchange for a consideration in the amount of about NIS 120 million. The issuance expenses amounted to about NIS 1.6 million. The price of the shares allotted with respect to each of the offerees was NIS 23.17 per share (based on the share price on the Stock Exchange at the end of the trading day preceding the issuance).

In addition, in September 2019, the Company issued to four institutional entities 5,849,093 ordinary shares of NIS 0.01 par value each, constituting about 4% of the Company’s share capital, in exchange for a consideration in the amount of about NIS 155 million. The issuance expenses amounted to about NIS 1.9 million. The price of the shares allotted with respect to each of the offerees was NIS 26.5 per share (the share price was determined in negotiations between the Company and the offerees).

The proceeds of the issuances in 2019, net of issuance expenses, amounted to about NIS 272 million, were recorded to equity.

C.	Dividends

In July 2017, the Board of Directors of the Company decided to adopt a dividend distribution policy, pursuant to which, every calendar year, a dividend will be distributed to the Company’s shareholders at the rate of at least 50% of the Company’s after‑tax net income in the calendar year that preceded the date of the dividend distribution. Implementation of the dividend distribution policy and approval of the distributions from time to time by the Company’s Board of Directors will be subject to the provisions of any law, including the distribution criteria that are set out in Section 302 of the Companies Law, 1999 (the profit criterion and the solvency criterion), restrictions imposed by agreements to which the Company is party, present or future financial covenants undertaken by the Company, tax considerations, required investments in the Company’s projects (present or future), additional restrictions that may apply to the Company, if any, and decisions the Company is permitted to make, including a different designation of its profits and a modification of this policy.

In order to remove doubt, the Company’s Board of Directors may, at any time, for business considerations and in accordance with the provisions of any law, change the rate of the dividend, as stated above, or decide not to distribute it at all. It is further clarified that the timing of the distribution in each of the years, if carried out, will not necessarily be immediately after publication of the Company’s annual financial statements.

In 2019 and 2017, the Company distributed dividends in the amounts of about NIS 236 million and about NIS 60 million, respectively.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 20 –	Details of Statement of Income Items

A.	Revenues

	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Revenues from sale of electricity	1,271,200	1,248,584	1,260,091
Revenues from sale of steam	58,788	57,887	55,588
	1,329,988	1,306,471	1,315,679

Set forth below is information regarding the Group’s total sales to major customers and the percentage of the Company’s total revenues (in NIS thousands and percentages):

	For the Year Ended December 31
	2019		2018		2017
		Percentage		Percentage		Percentage
		of the		of the		of the
	Total	Company’s	Total	Company’s	Total	Company’s
Customer	revenues	revenues	revenues	revenues	revenues	revenues

No. 1	288,214	21.67%	221,711	16.97%	181,643	13.80%

No. 2	273,215	20.54%	266,759	20.42%	272,700	20.73%

No. 3	201,001	15.11%	197,033	15.08%	193,005	14.67%

No. 4	173,666	13.06%	153,211	11.73%	*–	*–

No. 5	142,230	10.69%	141,632	10.84%	137,591	10.46%

* Represents an amount less than 10% of the revenues.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 20 –	Details of Statement of Income Items (Cont.)

B.	Cost of sales (not including depreciation and amortization)

	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Fuels	*491,417	*423,978	*468,407
Electricity and infrastructure services	360,297	451,806	437,059
Salaries and related expenses	23,743	21,928	20,425
Generation and operating expenses and
outsourcing	22,549	22,383	23,160
Insurance	8,413	5,567	6,245
Other expenses	3,928	3,739	3,672
	910,347	929,401	958,968

* Net of the participation of IEC in the diesel oil expenses.

C.	Administrative and general expenses

	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Salaries and related expenses	24,737	19,655	17,207
Directors’ fees	2,296	1,805	893
Professional services	15,516	16,465	13,897
Depreciation	2,523	1,061	270
Travel and entertainment	1,121	981	799
Business development	6,938	3,593	581
Office maintenance	3,792	3,402	1,844
Charitable contributions	1,471	1,557	1,415
Other	3,349	2,667	2,670
	61,743	51,186	39,576

D.	Other income, net

	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Income from sale of gas, net (see
Note 23C.3)	5,395	7,173	1,240
Reimbursement of expenses as part of
arbitration proceedings (see Note 25G)	14,237	–	–
Other income	1,777	–	12
Other expenses	–	(938)	–
	21,409	6,235	1,252

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 20 –	Details of Statement of Income Items (Cont.)

E.	Financing income and expenses

	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Financing income
Exchange rate differences	–	4,208	–
Net change in fair value of derivative
financial instruments	–	1,405	–
Interest income on loans	–	–	6,301
Interest income on deposits in banks
and other	6,879	1,689	627
	6,879	7,302	6,928

Financing expenses
Exchange rate differences	7,352	–	4,680
Interest expenses on debentures	13,557	14,289	9,368
Interest expenses on loans	66,352	81,004	80,748
Amounts reclassified to the statement of
of income from hedge reserve and
hedge cost reserve in respect of hedges
of cash flows	9,778	–	–
Interest expenses in respect of lease
liabilities	340	–	–
Net change in fair value of derivative
financial instruments	191	–	4,205
Early repayment fee	–	–	22,950
Commissions and other	2,458	2,600	2,800
	100,028	97,893	124,751

Net financing expenses recorded in the
statement of income	93,149	90,591	117,823

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 21 –	Earnings per Share

A.	Income attributable to the holders of the ordinary shares

	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Income for the year attributable to the
Company’s ordinary shareholders	90,495	73,034	35,473

B.	Weighted-average number of ordinary shares

	For the Year Ended December 31
	2019	2018	2017
	In Thousands of Shares of NIS 0.01 Par Value

Weighted-average number of shares
used in calculation of the basic earnings
per share

Balance as at January 1	131,887	131,887	–
Impact of shares issued during the year	4,845	–	112,449
Impact of options exercised during the
year	77	–	–
Impact of Restricted Share Units (RSUs)	185	117	–

Weighted-average number of shares
used in calculation of the basic earnings
per share	136, 994	132,004	112,449

Impact of options for shares	2,049	1,564	433

Weighted-average number of shares
used in calculation of the fully-diluted
earnings per share	139,043	133,568	112,882

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management

A.	General

The Group has exposure to the following risks stemming from use of financial instruments:

–	Credit risk
–	Liquidity risk
–	Market risk

B.	Credit risk

This risk includes any cash amounts owed to the Group by counterparties, less any amounts owed to those counterparties by the Group where a legal right of offset exists, and also includes the fair values of contracts with individual counterparties which are included in the financial statements.

Maximum exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	At December 31
	2019	2018
	In Thousands of NIS

Cash and cash equivalents	384,748	329,950
Restricted deposits and cash	382,568	368,693
Trade and other receivables*	192,270	141,268
Derivative financial instruments	7,265	1,641
	966,851	841,552

*	As at December 31, 2019 and 2018, the balance of the trade receivables is due to current debts of customers and there are no to trade receivables in arrears.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management (Cont.)

C.	Liquidity risk

The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Set forth below are the contractual maturity dates of the financial liabilities, including expected interest payments:

	As at December 31, 2019
			12			More
			months			than
	Book	Contractual	or	1–2	2–5	5
	value	amount	less	years	years	years
	In Thousands of NIS
Non-derivative financial
liabilities
Trade payables	123,812	123,812	123,812	–	–	–
Other payables and credit
balances	15,867	15,867	15,867	–	–	–
Capital notes issued to a
related company	1,282	1,935	–	–	–	1,935
Debentures	282,864	363,578	43,461	45,778	92,205	182,134
Lease liability including
interest	18,611	30,627	3,387	2,556	6,246	18,438
Loans from banks and
financial institutions
(including interest payable)	1,867,448	2,495,809	213,672	209,142	628,018	1,444,977
Financial liabilities –
derivative instruments
Contracts for exchange of
interest used for hedging
(see Note 25N)	14,601	145,870	20,435	19,050	47,825	58,560
	2,324,485	3,177,498	420,634	276,526	774,294	1,706,044

	As at December 31, 2018
			12			More
			months			than
	Book	Contractual	or	1–2	2–5	5
	value	amount	less	years	years	years
	In Thousands of NIS
Non-derivative financial
liabilities
Trade payables	177,268	177,268	177,268	–	–	–
Other payables and credit
balances	11,385	11,385	11,385	–	–	–
Capital notes issued to a
related company	1,166	1,935	–	–	–	1,935
Debentures	293,875	388,146	24,567	43,461	115,852	204,266
Loans from banks and
financial institutions
(including interest payable)	1,904,743	2,609,214	145,275	211,561	621,527	1,630,851
	2,388,437	3,187,948	358,495	255,022	737,379	1,837,052

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk

In the ordinary course of business, the Group buys and sells derivatives and undertakes financial obligations for purposes of managing market risks.

Currency and index risks

The Group is exposed to currency risk in respect of payments to suppliers denominated in currencies other than the Group’s functional currency. The currencies in which the main transactions are denominated are the euro and the dollar.

Balances in or linked to foreign currency are included in the financial statements at the representative exchange rate on the date of the report. Balances linked to the CPI are included on the basis of the index relating to each linked asset or liability.

Data with respect to representative exchange rates and the CPI is shown below:

		Exchange rate of the
		US dollar	euro
	CPI	to the	to the
	(in points)	shekel	shekel

December 31, 2019	100.8	3.456	3.878
December 31, 2018	100.5	3.748	4.292
December 31, 2017	99.3	3.467	4.153

Changes in the year ended:
December 31, 2019	0.3%	(7.8)%	(9.6)%
December 31, 2018	1.2%	8.1%	3.3%
December 31, 2017	0.3%	(9.8)%	2.7%

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Currency and index risks (Cont.)

The Group’s exposure to index and foreign currency risk, except in respect of derivative financial instruments (see below) is as follows:

	NIS		Foreign currency
	Linked	Unlinked	Dollar	Euro	Yen	Pound	Total
	In Thousands of NIS

December 31, 2019

Assets
Cash and cash equivalents	–	344,229	36,979	3,498	–	42	384,748
Deposits and cash	–	368,716	13,852	–	–	–	382,568
Trade and other receivables	–	138,128	54,142	–	–	–	192,270
Total financial assets	–	851,073	104,973	3,498	–	42	959,956

Liabilities
Trade payables	–	(31,611)	(56,850)	(27,196)	(8,155)	–	(123,812)
Other payables and credit
balances	(4,500)	(8,344)	(2,862)	(21)	–	(140)	(15,867)
Debentures	–	(282,864)	–	–	–	–	(282,864)
Capital notes issued to
a related party	–	(1,282)	–	–	–	–	(1,282)
Lease liabilities	(17,026)	(1,585)					(18,611)
Loans from banks and
financial institutions	(1,640,824)	(226,624)	–	–	–	–	(1,867,448)
Total financial liabilities	(1,662,350)	(552,310)	(59,712)	(27,217)	(8,155)	(140)	(2,309,884)

Total financial instruments	(1,662,350)	298,763	45,261	(23,719)	(8,155)	(98)	(1,350,298)

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Currency and index risks (Cont.)

The Group’s exposure to index and foreign currency risk, except in respect of derivative financial instruments (see below) is as follows: (Cont.)

	NIS		Foreign currency
	Linked	Unlinked	Dollar	Euro	Yen	Pound	Total
	In Thousands of NIS

December 31, 2018

Assets
Cash and cash equivalents	–	321,486	3,312	5,152	–	–	329,950
Restricted deposits and cash	–	285,326	83,367	–	–	–	368,693
Trade and other receivables	–	134,459	6,809	–	–	–	141,268
Total financial assets	–	741,271	93,488	5,152	–	–	839,911

Liabilities
Trade payables	–	(89,105)	(50,816)	(29,088)	(8,259)	–	(177,268)
Other payables and credit
balances	–	(7,914)	(1,856)	(427)	–	(1,188)	(11,385)
Debentures	–	(293,875)	–	–	–	–	(293,875)
Capital notes issued to
a related party	–	(1,166)	–	–	–	–	(1,166)
Loans from banks and
financial institutions	(1,688,740)	(216,003)	–	–	–	–	(1,904,743)
Total financial liabilities	(1,688,740)	(608,063)	(52,672)	(29,515)	(8,259)	(1,188)	(2,388,437)

Total financial instruments	(1,688,740)	133,208	40,816	(24,363)	(8,259)	(1,188)	(1,548,526)

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

As at December 31, 2018
	Currency/	Currency/
	linkage	linkage	Amount	Amount	Expiration	Fair
	receivable	payable	receivable	payable	date	value
In Thousands of NIS

Forward contact
on exchange rates	Dollar	NIS	13,500	48,662	2019	1,313

		Fair value at
	Linkage	December 31
	currency	2019	2018
		In Thousands of NIS

Contact for purchase of non-financial item	Dollar	–	1,080

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Currency and index risks (Cont.)

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

As at December 31, 2019
	Currency/	Currency/
	linkage	linkage	Amount	Amount	Expiration	Fair
	receivable	payable	receivable	payable	date	value
In Thousands of NIS

Forward contact
on exchange rates	Euro	NIS	6,058	23,316	2020	188

As at December 31, 2018
	Currency/	Currency/
	linkage	linkage	Amount	Amount	Expiration	Fair
	receivable	payable	receivable	payable	date	value
In Thousands of NIS

Forward contact
on exchange rates	Euro	NIS	8,599	36,582	2019	328

In May and July 2016, Hadera hedged its exposure to changes in the cash flows from payments in euro and US dollars in connection with the agreement for the construction of the power plant in Hadera (hereinafter – “the Construction Agreement”). Hadera uses, among other things, future contracts on the exchange rates in order to hedge its currency risk. These forward transactions have maturity dates that are less than one year from the reporting date. Where necessary, the transactions are extended for additional periods on their maturity dates. These transactions are designated as cash‑flow hedges.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Currency and index risks (Cont.)

The Group’s exposure to index risk with respect to derivative financial instruments that are used for hedging purposes is shown below:

	As at December 31, 2019
				Amount of
	Index	Interest	Expiration	the linked	Fair
	receivable	payable	date	principal	value
				In thousands of NIS

Interest exchange contract	CPI	1.70%	2031	838,654	(9,860)

Interest exchange contract	CPI	1.76%	2036	368,941	(4,741)

(*)	For additional details regarding the index transactions the Company has entered into – see Note 25D.

A strengthening (weakening) of the NIS by a rate of 5% or 10% against the following currencies would have increased (decreased) the comprehensive income or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, are held constant. The analysis is performed on the same basis for 2018.

	As at December 31, 2019
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Non-derivative instruments
$/NIS	(3,485)	(1,743)	1,743	3,485

Non-derivative instruments
€/NIS	1,826	913	(913)	(1,826)

Non-derivative instruments
Yen/NIS	628	314	(314)	(628)

Derivative instruments
€/NIS	(1,809)	(904)	904	1,809

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Sensitivity analysis (Cont.)

	As at December 31, 2018
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Non-derivative instruments
$/NIS	(3,143)	(1,571)	1,571	3,143

Non-derivative instruments
€/NIS	1,876	938	(938)	(1,876)

Non-derivative instruments
Yen/NIS	636	318	(318)	(636)

Non-derivative instruments
Pound/NIS	91	46	(46)	(91)

Derivative instruments
$/NIS	(3,973)	(1,987)	1,987	3,973

Derivative instruments
€/NIS	(2,841)	(1,420)	1,420	2,841

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

A change of 5%–10% in the CPI would increase (decrease) the comprehensive income or loss by the amounts shown below. The analysis below is based on changes in the CPI that in the Group’s opinion are reasonably possible as at the end of the period of the report. This analysis was made under the assumption that all the other variables, particularly the interest rates, are held constant and without taking any account of anticipated sales and purchases. The analysis with respect to 2018 was made on the same basis.

	As at December 31, 2019
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Long-term loans (CPI)	37,718	36,370	(46,033)	(92,066)

Interest exchange contract	(94,231)	(46,926)	46,976	93,975

	As at December 31, 2018
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Long-term loans (CPI)	39,731	38,310	(48,489)	(96,978)

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Interest rate risk

Set forth below is detail regarding the type of interest on the Group’s interest‑bearing financial instruments as at the end of the period of the report, based on the reports submitted to the Group’s management:

	At December 31
	2019	2018
	In Thousands of NIS

Instruments bearing fixed interest – CPI‑linked
Financial assets	–	–
Financial liabilities	1,639,522	1,687,702
	(1,639,522)	(1,687,702)

Instruments bearing fixed interest – not CPI‑linked
Financial assets	252,142	206,243
Financial liabilities	509,259	509,878
	(257,117)	(303,635)

Fair‑value sensitivity analysis regarding instruments bearing fixed interest

The Group’s financial instruments bearing variable interest are not measured at fair value through the statement of income. Accordingly, a change in the interest rate at the end of the period of the report is not expected to impact the statement of income.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Interest rate risk (Cont.)

	At December 31
	2019	2018
	In Thousands of NIS

Instruments bearing variable interest
Financial assets	452,990	383,764
Financial liabilities	–	–
	452,990	383,764

Fair‑value sensitivity analysis regarding instruments bearing variable interest

The following analysis is based on the assumption that the other variables, particularly the currency exchange rate, remain unchanged.

	As at December 31, 2019
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	1%	0.5%	0.5%	1%
	In Thousands of NIS

Non-derivative financial
instruments	(267)	(267)	640	1,280

	As at December 31, 2018
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	1%	0.5%	0.5%	1%
	In Thousands of NIS

Non-derivative financial
instruments	(297)	(297)	1,649	3,297

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 22 –	Financial Instruments and Risk Management (Cont.)

E.	Fair value of financial instruments

The Group’s financial instruments include non-derivative assets, such as: cash and cash equivalents, deposits and restricted cash, other receivables and debit balances and capital notes, and non-derivative liabilities, such as: short-term credit, payables and credit balances, long-term loans and other liabilities; as well as derivative financial instruments.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates their carrying amount. The fair value of the long‑term deposits and receivables and the long-term liabilities also approximates their carrying amount, as these financial instruments bear interest at a rate which approximates the regular market interest.

Derivative financial instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments.

The following table details the carrying amount and the fair value of financial‑instrument groups presented in the financial statements not in accordance with their fair value.

	At December 31, 2019
	Book	Fair
	value*	value
	In Thousands of NIS

Loans from banks and others (Level 2)	1,867,448	2,243,290
Debentures	282,864	324,623
	2,150,312	2,567,913

	At December 31, 2018
	Book	Fair
	value*	value
	In Thousands of NIS

Loans from banks and others (Level 2)	1,904,743	2,082,275
Debentures	293,875	303,582
	2,198,618	2,385,857

* Includes current maturities and interest payable.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 23 –	Related and Interested Parties

A.	Compensation and benefits to key management personnel (including directors)

In addition to their salaries, key management executives employed in the Group (hereinafter – “the Chairman of the Board of Directors and the CEO”) are also entitled to non-cash benefits (such as a car, medical insurance, etc.). Furthermore, the Group deposits monies for them in a defined contribution plan for post‑employment benefits. The Chairman of the Board of Directors and the CEO also participate in the Company's share option plan. For further information, see Note 17B.

Compensation and benefits to who are employed by the Group:

	For the Year Ended December 31,
	2019		2018		2017
	Number		Number		Number
	of	NIS	of	NIS	of	NIS
	persons	‘000	persons	‘000	persons	‘000

Employee benefits	2	4,067	1	3,509	1	3,154
Post-employment benefits	2	314	1	238	1	222
Share-based payments	2	1,019	1	1,017	1	548
	2	5,400	1	4,764	1	3,924

	For the Year Ended December 31,
	2019		2018		2017
	Number		Number		Number
	of	NIS	of	NIS	of	NIS
	persons	‘000	persons	‘000	persons	‘000

Total benefits in respect of
directors that are not employed
by the Group	8	1,274	7	1,805	8	893

B.	Balances with related and interested parties

	At December 31,
	2019	2018
	In Thousands of NIS

Trade receivables (1)	26,163	26,275
Other receivables	1,055	530
Other payables	(442)	(2,323)
Loans from banks and others	(539,343)	–
Capital notes issued to related party (see Note 15A)	(1,282)	(1,166)

(*)	In 2019, the balance represents interest payable to a related party. For details – see Section C3 below.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 23 –	Related and Interested Parties (Cont.)

C.	Transactions with related and interested parties

	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Sales (1)	279,281	289,455	372,230
Cost of sales	(50)	(50)	(413)
Administrative and general expenses	–	(1,805)	(893)
Other income (3)	–	24,767	113,516
Interest income on loan to the Asia
Development	–	–	6,167
Financing expenses in respect of
capital notes issued to shareholders	–	–	(1,526)
Interest expenses in respect of loans (2)	(4,475)	–	–
Other financing income (expenses), net	–	25	(1,240)
Interest expenses capitalized to property,
plant and equipment	(1,112)	–	–

(1)	Rotem sells electricity to, among others, related parties. For information regarding electricity acquisition agreements with private customers of Rotem – see Note 25A.

(2)
Part of balance of the loans of Rotem and Hadera is from an interested party, which is a financial institution. For information regarding Rotem’s Financing Agreement and Hadera’s Financing Agreement – see Note 15C.

(3)
In 2017, from time to time, Rotem entered into agreements with a related party for sale of natural gas, particularly during the performance of maintenance work in Rotem. Under such agreements, Rotem sells natural gas to the related party on an ad hoc basis, in variable quantities and at prices that are generally determined from time to time within ranges that are customary for the type of the transactions.

Hadera is obligated to consume gas at the minimum quantities defined by the parties to the gas supply agreements it has entered into (for further details regarding Hadera’s gas supply agreements – see Note 25G). In order to meet this minimum consumption level, up to the date of commercial operation, in 2018 Hadera sold part of the gas to, among others, a related party, while in prior years the sales were to a related party only.

During 2019, no sales of gas were made to related parties

D.	Guarantees from related parties

Asia Development and Veridis have each provided, in proportion to their holdings in Rotem (including indirect holdings), bank guarantees in favor of Israel Electric Company (IEC) (hereinafter – “the Guarantees to IEC”), as required under the agreement for purchase of electricity, which is described in Note 25C., below. In December 2017, the Company assumed (undertook) the Guarantees to IEC that had been provided by Asia Development. Against the Guarantees to IEC, the Company provided pledged deposits in the amount of about NIS 38 million. As at December 31, 2019 and 2018, the Guarantees to IEC amounted to NIS 90 million (linked to the CPI) and NIS 93 million (linked to the CPI), respectively. Subsequent to the date of the report, in February 2020, the Guarantees to IEC were updated to NIS 92 million (linked to the CPI). Regarding the operating guarantees – see also Note 24A.3.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 24 –	Subsidiaries

A.	Subsidiaries including consolidated structured companies

Set forth below are details regarding the Group’s subsidiaries:

	Main location	The Group’s ownership
	of the	interest in the subsidiary
	company’s	as at December 31
	activities	2019	2018

O.P.C. Rotem Ltd.	Israel	80%	80%
O.P.C. Hadera Ltd.	Israel	100%	100%
Zomet Energy Ltd.*	Israel	95%	95%
AGS Rotem Ltd.	Israel	80%	80%
O.P.C. Hadera Expansion Ltd.	Israel	100%	100%
O.P.C. Solar (General Partner) Ltd.	Israel	100%	100%
O.P.C. Solar Limited Partnership	Israel	100%	100%
O.P.C. Operations Ltd.	Israel	100%	100%
O.P.C. Projects Ltd.	Israel	100%	100%
O.P.C. Natural Gas Ltd.	Israel	100%	100%
I.P.P. Rotem Operation and Maintenance Ltd.**	Israel	–	35%
Greenday Renewable Energy Ltd.	Israel	–	85%

*	As at the publication date of the Report, the Company holds 100% of Zomet’s shares
**	The company completed a voluntarily liquidation process in October 2019.

1.	Rotem

Rotem is a private company that operates the Rotem Power Plant (in the Rotem Plain), commencing from July 6, 2013, which operates in accordance with a tender made in 2001. In addition, as a result of its win in the above‑mentioned tender, Rotem was issued a license to produce and sell electricity for a period of 30 years. The Rotem power plant operates using conventional technology in an integrated cycle.

2.	Hadera

Hadera holds a conditional license for construction of a power plant for generation of electricity using cogeneration technology located near Hadera Paper with an installed capacity of up to 148.5 megawatts. As at December 31, 2019, construction of the generation units of the power plant being constructed by Hadera (“the Hadera Power Plant”), and as at the publication date of the Report, the Hadera Power Plant is in the test‑run stage. Taking into account the delays that occurred during construction of the Hadera Power Plant due to defective components discovered and the actions required in order to repair and/or replace them, along with the actions necessary to complete the test‑run stage, the Company estimates that the commercial operation date of the Hadera Power Plant is expected to take place in the second quarter of 2020. In addition, Hadera is entitled to compensation from the construction contractor pursuant to the construction agreement in respect of delay of the delivery (operation) date. For details regarding the construction agreement for Hadera – see Note 25D.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

2.	Hadera (Cont.)

In July 2019, the Minister of Energy approved, further to the decision of the Electricity Authority from June 2019, postponement of the milestone date for the commercial operation that is stipulated in Hadera’s conditional license, up to March 19, 2020, pursuant to the Cogeneration Regulations. Postponement of the commercial operation date in Hadera’s conditional license was approved without foreclosure of a guarantee in the amount of about NIS 1.2 million. Subsequent to the date of the report, in January 2020, Hadera submitted a request to the Electricity Authority for extension of the commercial operation date stated in its conditional license. To the extent date is extended, as stated, the guarantee provided by the Company to the Electricity Authority, in the amount of about NIS 1.2 million, will be foreclosed. As at the publication date of the Report, the date in Hadera’s conditional license had not yet been extended. The permanent generation license that will be issued on the date of commercial operation, if issued, will be granted for a period of 20 years, which may be extended for an additional period of 10 years by the Electricity Authority with approval of the Minister of Energy. The Hadera Power Plant is expected to provide the full electricity and steam needs of Hadera Paper and supply electricity to additional private customers and to Israel Electric Company (IEC).

The cost of construction of the power plant is estimated at NIS 1 billion.

3.	Zomet

Zomet is a private company that is advancing a project for construction of a power plant powered by natural gas using open‑cycle conventional technology (“Peaker Plant”) with an capacity of 396 MW located near the Plugot Intersection in the area of Kiryat Gat, under Regulation 914 (hereinafter – “the Zomet Project”).

Acquisition of Zomet

In April 2017, the Company signed a set of agreements for acquisition of 95% of the issued and paid-up share capital of Zomet Energy Ltd. (hereinafter – “Zomet”). The set of agreements includes three agreements, as follows: (a) an agreement for acquisition of 47.5% of Zomet’s issued capital from Party A; (b) an option agreement for acquisition of 47.5% of Zomet’s issued and paid-up capital from Party B; and (c) an agreement with Party C regarding waiver of its rights in the shares of Party A and Party B in Zomet (hereinafter – “the Zomet Agreements”). The transaction was completed in March 2018.

The consideration in respect of the transaction is about $23 million, subject to adjustments relating to the scope of the project, and is to be paid subject to fulfillment of the payment milestones set forth in the Zomet Agreements. It is noted that the parties have agreed between them to update the milestones agreed upon in the original agreements, such that the total amount of the consideration is not changed relative to the consideration according to the original milestones.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

3.	Zomet (Cont.)

Acquisition of Zomet (Cont.)

Following is a breakdown of payment of the consideration in accordance with the aforementioned agreement: (1) on the completion date of the transaction the Company paid the amount of $3.65 million ($3.55 million in respect of repayment of the shareholders’ loan in Zomet and $0.1 million for acquisition of the shares of Zomet, total of about NIS 13 million); (2) the amount of $3.65 million (total of about NIS 13 million) was paid shortly after the date of rejection of the administrative petition of the City of Kiryat Gat to the Supreme Court in 2018; and (3) payment of the balance of the consideration, in the aggregate amount of $15.8 million total of about NIS 55 million will be made after publication of the Report, further to the notification of the Electricity Authority received by Zomet in February 2020, whereby Zomet is in compliance with the conditions for proof of a financial closing, as detailed below.

The activities acquired do not reach the level of a “business” as defined in IFRS 3 and, accordingly, the acquisition was treated as an acquisition of an asset.

Acquisition of non-controlling interests in Zomet

In January 2019, the Company signed an agreement with the holders of the non-controlling interests in Zomet, for which 5% of Zomet’s share capital was held in trust (hereinafter – “the Sellers”), whereby the Sellers sold their shares in Zomet to the Company (hereinafter – “the Sale Agreement” and “Shares Being Sold”, respectively) in increments, on a number of dates and subject to fulfillment of milestones. The aggregate consideration that was paid by the Company for the Shares Being Sold is NIS 27 million, and it was paid in installments against a proportionate transfer of the Shares Being Sold to the Company on every payment date after fulfillment of the milestones provided in the Sale Agreement. Upon signing of the Sale Agreement, the Company made the first payment, in the amount of NIS 1.5 million. The balance of the consideration was paid in two installments (against transfer of the balance of the Shares Being Sold, as stated), subject to fulfillment of the milestones in the Zomet project, where most of the consideration, in the amount of NIS 21 million, was paid subsequent to the date of the report, in February 2020 – this being further to receipt of confirmation of proof of a financial closing, as stated below.

Subsequent to the date of the report, the Company included a liability for payment in respect the second milestone, in the amount of NIS 4.5 million, since the Company does not have an unconditional right to refrain from transferring money in connection with this milestone. The difference between the consideration in respect of the first two milestones and the decrease in the share of the holders of the non‑controlling interests was recorded in a capital reserve in respect transactions with holders of non‑controlling interests.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

3.	Zomet (Cont.)

License for Zomet and receipt of approval for a financial closing

In April 2019, Zomet received a conditional license for construction of the power plant, using conventional technology with an open cycle having an installed capacity of about 396 megawatts – this being further to the notification of the Electricity Authority and receipt of the approval of the Minister of National Infrastructures, Energy and Water (hereinafter – “the Minister of Energy”) and after Zomet deposited a guarantee as required, in the amount of about NIS 5 million. The conditional license entered into effect on April 11, 2019 (the date it was signed by the Minister of Energy), and it is conditional on compliance with milestones as provided in the license, including reaching commercial operation within 66 months, as well as additional conditions that are customary in licenses of this type. The power plant is being constructed in accordance with Regulation 914.

In December 2019, Zomet received tariff approval (as described below), and subsequent to the date of the report, on February 10, 2020, notification of the Electricity Authority was received whereby Zomet is in compliance with the conditions for proof of a financial closing pursuant to that stipulated in its conditional license and in accordance with all law. It is noted that in the tariff approval it is stated that the expectation for the commercial operation date is up to 36 months from the notification of the Electricity Authority to Zomet of completion of a financial closing.

Receipt of tariff approval in Zomet

On December 24, 2019, Zomet received tariff approval from Zomet from the Electricity Authority for a flexible open‑cycle power plant using conventional technology with a capacity of up to 396 MW, located in the area of the Plugot Intersection (hereinafter – “the Tariff Approval”). Subject to completion of construction of the power plant and receipt of a permanent generation license, pursuant to the Tariff Approval Zomet will be entitled to tariffs in respect of sale of availability and energy to the System Administrator for a period of twelve months commencing from the date of receipt of the permanent generation license. It is noted that taking into account the limitation included in the connection study Zomet received, the Tariff Approval includes a reduced availability tariff during 2023 pursuant to the decision of the Electricity Authority.

As at December 31, 2019, the amount of the investment in the Zomet project amounted to about NIS 91 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

3.	Zomet (Cont.)

Land of Zomet

Subsequent to the date of the report, in January 2020, Israel Lands Authority (ILA) approved allotment of an area measuring about 85 dunams for purposes of construction of the Zomet Power Plant (hereinafter in this Section – “the Land”) and it signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – “the Kibbutz”) in connection with the Land, which is valid up to November 5, 2024 (hereinafter – “the Approval of the Transaction by ILA” and “the Development Agreement”, as applicable), which after fulfillment of its conditions a lease agreement will be signed for a period of up to November 4, 2044. In addition, in January 2020, the option agreement signed by Zomet and the Kibbutz for lease of the Land expired, and as part of its cancellation the parties signed an agreement of principles for establishment of a joint company (Zomet Netiv Limited Partnership) that will own the rights in the Land upon receipt of approval of ILA for this purpose (hereinafter – “the Joint Company”), which as at the publication date of the Report had not yet been received.

The Joint Company was established by the Company and the Kibbutz as a limited partnership under the name “Zomet Netiv Limited Partnership”, where the composition of the partners therein is: (1) General Partner – will hold 1% of the Joint Company; and the shares of the General Partner will be held by the Kibbutz (26%) and Zomet (74%); (2) limited partner – the Kibbutz will hold 26% of the rights in the Joint Company as a limited partner; and Zomet will hold 73% of the rights in the Joint Company as a limited partner.

As part of the agreement of principles for establishment of the Joint Company, principles were set forth in connection with transfer of the rights of the Kibbutz in the Land to a joint company – this being in exchange for an aggregate amount of NIS 30 million, plus VAT as per law (“the Agreement of Principles for Establishment of the Joint Company”), which the Joint Company paid to the Kibbutz (amounts that were provided by Zomet). In the Agreement of Principles for Establishment of the Joint Company it was clarified that the Kibbutz acted as a trustee of the Joint Company when it signed the Development Agreement with ILA, and acted as an agent of the Joint Company when it signed the financial specification by virtue of which capitalization fees for the Land were paid, in the amount of about NIS 207 million (as detailed below). The Kibbutz also undertook that it will act as an agent and a trustee of the Joint Company, for all intents and purposes, in connection with its holdings in the Land – this being up to the date of receipt of approval of ILA for transfer of the allotment of the Land from the Kibbutz to the Joint Company. Zomet and the Kibbutz are endeavoring to receive confirmation of ILA that the development agreement and the lease agreement will be recorded in the name of the Joint Company. Further to that stated above, on February 3, 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to Zomet, for the benefit of the project.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

3.	Zomet (Cont.)

Land of Zomet (Cont.)

In addition, in December 2019, an arrangement was signed between Zomet and the Local Council of Shapir, whereby Zomet received an initial calculation of the development levies in respect of the project, in the amount of NIS 28 million (not including VAT) (hereinafter – “the Calculation of the Levies”). In light of the position of Zomet that the amount it is to pay to the Council is significantly lower than the Calculation of the Levies, and in order to permit advancement of the Zomet Project and issuance of a building permit that requires approval of the Council, the Council agreed as part of the arrangement that Zomet will pay, in the first stage, in the amount of NIS 13 million, with respect to which there is no dispute between the parties (and which was paid in December 2019), and Zomet will provide an automatic bank guarantee, in the amount of NIS 15 million, in favor of the Council in respect of the difference that is disputed between the parties. Further to that stated, the Council notified the relevant parties of its consent to issue the building permit for the Zomet Project. Subsequent to the date of the Report, in January 2020, the Council sent Zomet a charge notification in respect of the Calculation of the Levies, in the amount of NIS 36.5 million. Zomet is examining submission of an administrative petition against the Shapir Regional Council in respect of the amount in dispute. In Zomet’s estimation, based on an opinion of its legal advisors, it is more probable than not that Zomet will not pay any additional amounts in respect of the development levies and, accordingly, no provision was included in the financial statements.

After approval by the competent authorities of Israel Lands Authority for allotment of the land for purposes of construction the Zomet Power Plant, in January 2020, a financial specification was received from ILA in respect of the capitalization fees, whereby value of the Land (not including development expenses) was set based on the assessment at the amount of about NIS 207 million (not including VAT) (hereinafter – “the Initial Assessment”). The Initial Assessment is subject to control procedures that have not yet been performed and it may be updated at the close of the said control procedures. Pursuant to that stated in the Initial Assessment and for purposes of completion of the land transaction and receipt of the building permit (which was received in January 2020 and is required in order to receive approval of the Electricity Authority for the financial close for the Zomet Project), Zomet, by means of the Kibbutz, arranged payment of the Initial Assessment in January 2020 at the rate of 75% of amount of the Initial Assessment and provided the balance, at the rate of 25% as a bank guarantee in favor of ILA. For details regarding a short‑term loan the Company took out in order to pay the Initial Assessment, as stated, – see Note 15C(4). It is noted that the assessment in preliminary and there is no certainty regarding the amount of the final assessment that will be received. Pursuant to the arrangement with ILA, the Company will be permitted to contest the amount of the assessment when the final assessment is received after the conclusion of the required control processes. The Company intends to examine filing of a contest of the final assessment on the relevant dates.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

3.	Zomet (Cont.)

Petition to the Supreme Court that was cancelled

On December 26, 2019, the Company received a copy of a petition filed in the Supreme Court sitting as the High Court of Justice (hereinafter – “the High Court of Justice”), wherein it was requested to issue a conditional order and an interim order (hereinafter – “the Request”), which was filed by the Or Energy Power (Dalya) Ltd. and Dalya Energy Power Ltd. (hereinafter – “the Petitioners”) against the Electricity Authority, the Plenary Electricity Authority (hereinafter – “the Plenary”), the State of Israel – the Ministry of Energy and Zomet (hereinafter – “the Respondents” and “the Petition”, as applicable).

The Petition included, mainly, contentions in connection with decisions and actions of the Electricity Authority relating to Regulation 914, and with reference to the conditional license of Zomet which, so the Petitioners contend, permit Zomet to improperly (unlawfully) be covered by this Regulation and as a result, so the Petitioners contend, to block their entry into this Regulation. The Petitioners contend that the conduct of the Electricity Authority and the Plenary justify intervention by the Court and issuance of a conditional order, as well as an interim order in light of expiration of Regulation 914 in only a few more days, which permit the Petitioners, so they argue, after acceptance of the Petition, to fully enter into Regulation 914.

The main relief requested by the Petitioners was, a request for a conditional order instructing the Electricity Authority and the Plenary to provide reasons why: (a) the Variable Availability Amendment decision (hereinafter – “the Decision”) of the Electricity Authority should not be cancelled; (b) it should not be determined that the conditional license of Zomet is void; (c) it should not be determined that Zomet’s connection study from September 2019 is void; (d) it should not be determined that Zomet is not entitled to be covered by Regulation 914 due to that stated in subsections (b) and (c) above; and to grant any other relief the High Court of Justice sees fit and to charge for expenses any party that objects to the Petition. In addition, the Petitioners request that since Regulation 914 is expected to expire on January 1, 2020, the High Court of Justice should rule that until a decision is rendered with respect to the Petition: (a) the validity of Regulation 914 should not expire with respect to the Petitioners; and (b) entry into effect of the decision should be stayed and no action should be executed that is based thereon or, alternatively, the Petition should be set for an urgent hearing.

Subsequent to the date of the report, in February 2020, the Supreme Court cancelled the petition with no order for expenses. Further to cancellation of the petition, as stated, notification was received from the Electricity Authority whereby Zomet is in compliance with the conditions for proof of a financial close, pursuant to the conditional license and in accordance with all law.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

4.	Hadera Operations Company

In July 2016, Hadera entered into an agreement for operation and maintenance of the power plant (hereinafter – “the Hadera Operating Agreement”) with the Hadera Operations Company. As part of the agreement, the operations company will operate and maintain the Energy Center and upon completion of construction of the Hadera Power Plant it will serve as the plant’s operations company, except for the services included in Hadera’s maintenance agreement (see Note 25E) in return for an amount to be approved each year within the framework of the annual budget and amendments proposed by any party to the agreement. On the one hand, the operation and maintenance agreement includes certain obligations as to the performance of the power plant and compensation to Hadera in the event of non‑compliance with the performance obligations, and on the other hand, Hadera is committed to pay bonus amounts in the event of an improvement in the performance of the plant as a result of the management of the power plant, up to a cumulative ceiling, as specified in the agreement. The agreement is valid for a period of 20 years from the date of commercial operation of the power plant. As part of the Hadera Operating Agreement, in October 2019, the Company provided a corporate performance guarantee, in the amount of about NIS 21 million, in order to secure the liabilities of Hadera Operations Company to Hadera.

5.	Rotem Operations Company

Up to October 2019, the Company held 35% of I.P.P Rotem Operations and Maintenance Ltd. (hereinafter – “Rotem Operations Company”), which was established in order to operate and maintain the Rotem Power Plant. The remaining holdings in the operations company were held by Veridis. As a practical matter, Rotem’s employees maintain the power plant.

In January 2019, an amendment was signed to credit framework agreement (hereinafter in this Section – “the Agreement”) whereby the operation and maintenance of the Rotem Power Plant will be performed by Rotem itself in place of Rotem Operations Company as provided in the agreement. In addition, as part of the amendment to the agreement, Rotem committed to deposit an additional amount of NIS 4 million in the Owners’ Guarantee Fund (as defined in 14.C.1.). Pursuant to the amendment, in February 2019 the guarantee provided by Veridis and the Company, in the amount of $1 million, was released. In October 2019, Rotem Operations Company was liquidated in a voluntary liquidation process.

6.	AGS Rotem Ltd.

AGS Rotem Ltd. (hereinafter – “AGS”) is a private company that operates in various initiation activities in the Company’s areas of activity, and which, among other things, it is advancing National Infrastructure Plan 94, a plan for expansion of Rotem Power Plant for generation of electricity running on natural gas, with a capacity not in excess of 530 megawatts, on land located adjacent to the Rotem Power Plant. The Company holds 80% of the issued and paid‑up shares of AGS, while the balance of the shares of AGS is held by Veridis.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

7.	Greenday

In March 2019, OPC Solar Limited Partnership, which is a wholly‑owned limited partnership of the Company (hereinafter – “OPC Solar”) signed a binding memorandum of understanding for sale of all its shares and holdings in Greenday Renewable Energy Ltd. (hereinafter – “Greenday”), through which the Company operated with respect to initiation of projects in the area of electricity generation activities using photovoltaic technology, to Solgreen Ltd., for a consideration of about NIS 2.75 million, plus contingent consideration for success, as defined in the memorandum of understanding.

In May 2019, after receipt of approval of the Supervisor of Economic Competition, the transaction was completed and in May and June 2019 about NIS 2.75 million was received. In addition, as at the publication date of the report, additional consideration was received, in the amount of NIS about 0.8 million, constituting part of the contingent consideration, as described above, and the Company expects to receive further contingent consideration in respect of success fees, in the amount of NIS about 0.6 million. The Company included a gain on sale of Greenday, in the amount of NIS about 1.8 million, which was recorded in the second quarter of 2019 in the statement of income in the “other income” category.

In addition, as part of the memorandum of understanding, the Company provided a corporate guarantee in order to indemnify Solgreen in a case where it becomes clear that the representations of OPC Solar in connection with Greenday are not correct. The indemnity will not exceed the amount of NIS 2.75 million.

B.	Significant restrictions on the transfer of resources between the Group’s entities

Regarding restrictions on dividend distributions and liens on the assets of Rotem, Hadera and Zomet – see Note 15C.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 24 –	Subsidiaries (Cont.)

C.	Non‑controlling interests in subsidiaries

The following tables summarize information regarding Rotem, in which there are holders of non‑controlling interests at the rate of 20% in 2019, 2018 and 2017 that are material to the Group (before elimination of intercompany transactions):

Statement of financial position data:
	At December 31
	2019	2018
	In Thousands of NIS

Current assets	247,029	317,515
Non-current assets	1,698,124	1,741,838
Current liabilities	218,258	241,222
Non-current liabilities	1,392,493	1,420,192
Non-controlling interests	66,880	79,588
Total assets, net	267,522	318,351

Statement of income statement data:
	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Sales	1,246,666	1,223,881	1,237,576
Income for the year	174,463	123,555	104,661
Total comprehensive income	174,463	123,555	104,661
Income attributable to the holders of
the non-controlling interests	34,893	24,711	20,932

Statement of cash flows statement data:
	For the Year Ended December 31
	2019	2018	2017
	In Thousands of NIS

Cash flows provided by operating
activities	386,944	316,322	427,422
Cash flows used in investing activities	(1,019)	(56,263)	(174,438)
Cash flows used in financing activities
without dividends to the holders of
non-controlling interests	(369,506)	(265,183)	(175,971)
Impact of fluctuations in the currency
exchange rate on the balances of cash
and cash equivalents	(569)	828	(6,807)
Total increase (decrease) in cash and
cash equivalents	15,850	(4,296)	70,206

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 24 –	Subsidiaries (Cont.)

D.	Dividend distributions

Subsequent to the date of the report, in February 2020, Rotem declared distribution of dividends to the Company in the total amount of NIS 56 million and to Veridis in the total amount of NIS 14 million.

In 2019, Rotem distributed dividends to the Company in the total amount of NIS 190.4 million and to Veridis in the total amount of NIS 47.6 million.

In 2018, Rotem distributed dividends to the Company in the total amount of NIS 116 million and to Veridis in the total amount of NIS 29 million.

In 2017, Rotem distributed dividends to the Company in the total amount of NIS 28.8 million and to Veridis in the total amount of NIS 7.2 million.

Note 25 –	Contingent Liabilities and Commitments

A.	Agreements for acquisition of electricity with private customers

1.
Rotem has entered into long-term agreements with its customers for sale of electricity. Most sales are conducted under long‑term agreements for periods of 10 years from commencement of the supply. Additionally, from time to time, Rotem enters into short‑term agreements for sale of electricity (hereafter – “the PPA Agreements”). The consideration that is stipulated in the agreements is based on the TAOZ tariff with a certain discount given with respect to the generation component. The TAOZ tariff, including the generation component tariff, is determined and updated from time to time by the Electricity Authority. Under the terms of the agreements, Rotem is committed to a minimum availability of the power supply plant (non-compliance with the said minimum availability is subject to financial penalties).

It is noted that Rotem has no obligation to provide a discount with respect to the generation component in certain cases, such as the non‑supply of natural gas. The terms of the agreements also entitle Rotem to cancel the agreement, including in the event that the generation component drops below the minimum tariff that is set forth in the power purchase agreement (PPA) with Israel Electric Company (IEC). Rotem has an option to sell the relevant output that had been allocated to private customers back to IEC, subject to advance notice of 12 months, and to be eligible for fixed availability payments. As a rule, the PPA agreements with customers are not secured by collaterals.

2.
Hadera has signed long‑term agreements for sale of electricity to its customers. Most of the agreements are for a period of 10 years, while in most of the agreements the end user has an early termination right, in accordance with the terms set forth in the agreement with a right of refusal of Hadera. The consideration was determined on the basis of the TAOZ rate, less a discount with respect to the generation component.

If the consideration is less than the minimum tariff set for the generation component, the Company will have the right to terminate the agreements.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

A.	Agreements for acquisition of electricity with private customers (Cont.)

2.	(Cont.)

In addition, the agreements include compensation in the event of a delay in the commercial operation of the power plant and compensation for unavailability of the power plant below an agreed minimum level. Most of the agreements permit the customers to conclude the undertaking in a case of a delay of more than nine months from the operation date stated in the agreements with them. As at the date of the Report, based on most of the agreements, the said nine months ended in December 2019 – January 2020. As a result, in light of the delay in the commercial operation date of the Hadera Power Plant, as stated in Note 24A, the Hadera is paying compensation to customers. As at December 31, 2019, the compensation to customers (including compensation to Hadera Paper, as detailed in Section 3 below) amounted to about NIS 11 million, of which in the period of the report about NIS 4 million was paid. Pursuant to the provisions of IFRS 15 relating to “contingent consideration”, on the date of payment of compensation to customers, the Company recognizes “long‑term prepaid expenses” that are amortized over the period of the contract, commencing from the commercial operation date of the Hadera Power Plant, against a reduction of “revenues from contracts with customers”. As at the publication date of the Report, Hadera had not received notification from any customer regarding its wish to conclude the undertaking with it.

3.
Hadera has signed two agreements with Hadera Paper: (a) a long‑term supply agreement whereby Hadera will exclusively supply electricity and steam to Hadera Paper Works for a period of 25 years from the commercial operation date of the Hadera Power Plant; and (b) a short‑term supply agreement whereby from the commencement date of sale of the electricity and steam and up to the commercial operation date of the Hadera Power Plant, together with entry into effect of the long‑term supply agreement, Hadera will supply all the electricity generated at the Energy Center, which is located in the yard of Hadera Paper Works, and all the steam produced at the Energy Center, to Hadera Paper.

The above agreements include a commitment by Hadera Paper to a “Take‑or‑Pay” mechanism (hereinafter – “TOP”) for a certain annual quantity of steam, on the basis of a mechanism set forth in the agreements and, on the other hand, the agreements include an obligation of Hadera, among other things, to a certain availability level with respect to the supply of electricity and steam and exposure of Hadera to payment of compensation in the event of non‑compliance with the commercial operation date of the power plant as specified in the agreements. For details regarding the amount of compensation paid during the period of the report – see Note 25A(2).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

B.	Setting of tariffs by the Electricity Authority

In December 2016, the Electricity Authority published a resolution regarding update of the tariffs for 2017 (hereinafter – “the 2017 Tariff Update”), which reduced the generation component tariff by close to 0.5%, from NIS 265.2 per MWh to NIS 264 per MWh. According to the resolution, this tariff was in effect in the period between January 1, 2017 and January 15, 2018.  However, effectively, the Company’s net revenues increased by 2%, despite the 0.5% reduction in the generation component tariff), due to the fact that the total TAOZ tariff components (transmission, distribution, systemization and manufacturing) in the previous tariff were lower than the TAOZ tariff itself.

In January 2018, the Electricity Authority published a resolution which took effect on January 15, 2018, regarding update of the tariffs for 2018 (hereinafter – “the 2018 Tariff Update”), whereby the rate of the generation component was raised by 6.7% from NIS 264 per MWh to NIS 281.6 per MWh.

In December 2018, the Electricity Authority published a decision that entered into effect on January 1, 2019, regarding update of the tariffs for 2019 (hereinafter – “the 2019 Tariff Update”), whereby the rate of the generation component was raised by 3.3% from NIS 281.6 per MWh to NIS 290.9 per MWh.

In December 2019, the Electricity Authority published a decision that entered into effect, subsequent to the date of the report, on January 1, 2020, regarding update of the tariffs for 2020 (hereinafter – “the 2020 Tariff Update”), whereby the rate of the generation component was reduced by 8% from NIS 290.9 per MWh to NIS 267.8 per MWh. A decrease in the generation component, as stated, is expected to have a negative impact on the Company’s profits in 2020 compared with 2019.

C.	Electricity purchase agreements

Agreement for purchase of electricity in Rotem

Following its win in a tender for construction of a power plant on November 2, 2009 Rotem signed a power purchase agreement (hereinafter – “the PPA”) with IEC, whereby Rotem undertook to construct the plant pursuant to the terms of the PPA, and IEC undertook to purchase capacity and energy from Rotem pursuant to the terms of the PPA, over a period of twenty years from the date of commercial operation of the plant.

The PPA includes sections governing the obligations of each of the parties in the construction and operation period, as well as a compensation mechanism in the case of non‑compliance by one of the parties with its obligations under the PPA.

In March 2013, Rotem received a letter from IEC, claiming a breach of the PPA by Rotem, due to a delay in the commercial operation date. Rotem responded that it rejects the aforementioned claim. No legal claim was filed by Israel Electric Company (IEC). Based on the opinion of its legal advisors, Rotem believes that it is more likely than not that any prospective IEC claim in this respect will not be successful, and therefore, no provision was included in the financial statements.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

C.	Electricity purchase agreements (Cont.)

Agreement for purchase of electricity in Rotem (Cont.)

In 2014 (commencing in August), letters were exchanged between Rotem and IEC regarding the tariff to be paid by Rotem to IEC in respect of electricity that it had purchased from the electric grid, in connection with sale of electricity to private customers, where the electricity generation in the power plant was insufficient to meet the electricity needs of such customers.

It is Rotem’s position that the applicable tariff is the “ex-post” tariff, whereas according to IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences even a tariff that is 25% higher than the TAOZ tariff (and some of the correspondences also raise allegations of breach of the PPA with IEC). In order to avoid a specific dispute, Rotem paid IEC the TAOZ tariff for the aforesaid purchase of electricity and commencing from that date it pays IEC the TAOZ tariff on the purchase of electricity from IEC for sale to private customers. In Rotem’s estimation, based on the opinion of its legal advisors, it is more likely than not that Rotem will not pay any additional amounts in respect of the period ended December 31, 2019. Therefore, no provision was included in the financial statements.

During 2018, Rotem recorded reimbursements from IEC in respect of diesel oil costs and an insurance premium overpaid by it in prior years, in the amounts of about NIS 8 million and about NIS 3 million, respectively.

Agreement for purchase of electricity in Hadera

In September 2016, Hadera signed an agreement with IEC to purchase energy and provide infrastructure services. As part of the agreement, Hadera undertook to sell energy and related services to IEC, and IEC undertook to sell Hadera infrastructure services and electricity system management services, including backup services, in accordance with the terms of the agreement, the provisions of law and the covenants. These undertakings and the payment obligations in respect thereof are spelled out in the framework of the terms of the agreement. The agreement will remain in effect until the end of the period in which Hadera is permitted to sell electricity to private consumers according to the provisions of the supply license, with respect to the infrastructure and system management services, and until the end of the period in which Hadera is permitted to sell energy to the system manager, in accordance with the provisions of the generation license (i.e., up to the end of 20 years from the date of commercial operation), with respect to the purchase of energy and related services. The agreement also includes provisions regulating the connection of the Hadera Power Plant to the electricity grid, as well as provisions regulating the planning, construction, operation and maintenance of the Hadera Power Plant. Among other things, it was determined that the System Administrator will be entitled to disconnect the Hadera power plant from the electricity grid if it fails to comply with the safety instructions prescribed by law, or a safety instruction of the System Administrator, which was delivered to Hadera in advance and in writing. Hadera has also undertaken to meet the availability and reliability requirements set forth in its license and the covenants, and to pay for non‑compliance therewith in accordance with the covenants.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

C.	Electricity purchase agreements (Cont.)

Agreement for purchase of available capacity and electricity in Zomet

Subsequent to the date of the Report, in January 2020, Zomet signed an agreement for acquisition of available capacity and energy and provision of infrastructure services between Zomet and Israel Electric Company (IEC). As part of the agreement, Zomet undertook to sell energy and available capacity from its facility to IEC, and IEC committed to provide Zomet infrastructure services and management services for the electricity system, including back‑up services – all of this in accordance with that stipulated in the agreement, the provisions of law and the benchmarks. Pursuant to the terms of the agreement, part of the rights and obligations of IEC pursuant to the agreement will be assigned in the future to the System Administrator.

The agreement will remain in effect up to the end of the period in which Zomet is permitted to sell available capacity and energy in accordance with the provisions of its generation license (that is, up to the end of 20 years from the commercial operation date of Zomet). Nonetheless, in a case where IEC will be prevented from acquiring available capacity and energy due non‑extension of its license or receipt of an alternative license, the agreement will come to an end on the date on which the preventing factor, as stated, occurs. The agreement provides that Zomet will all of the power plant’s capacity to a fixed availability arrangement, where a condition for acquisition of fixed availability will be compliance with mandatory criteria, as stipulated in Regulation 914. The power plant will be operated based on the directives of the System Administrator, pursuant to the provisions of Regulation 914. Furthermore, the agreement includes provisions that cover connection of the power plant to the electricity grid, provisions relating to the planning, construction and maintenance of the power plant, and provisions addressing acquisition of the power plant’s available capacity.

The agreement provides, among other things, that the System Administrator will be permitted to disconnect supply of the electricity to the electricity grid if Zomet does not comply with the safety provisions as provided by law or a safety provision of the System Administrator that were delivered to it in advance and in writing. In addition, Zomet committed to comply with the availability and credibility requirements stipulated in its license and in Regulation 914, and to pay for non‑compliance therewith, in accordance with that provided in Regulation 914.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

D.	Construction agreements

Construction agreement in Hadera

In January 2016, an agreement was signed between Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (hereinafter – “IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of about NIS 639 million (as amended several times as part of change orders, including an amendment made in the period of the report and described in this Section below), which is payable on the basis of the progress of the construction and compliance with milestones (hereinafter – “the Hadera Construction Agreement”). The Hadera Construction Agreement contains a mechanism for compensation of Hadera in the event that IDOM fails to meet its contractual obligations, up to the amounts that are set forth in the agreement. IDOM has provided bank guarantees and a corporate guarantee of its parent company to secure the said obligations, and the Company has provided a corporate guarantee to IDOM, in the amount of $10.5 million, to secure part of Hadera’s liabilities.

In October 2018, an addendum to the construction agreement was signed (in this Section – “the Addendum to the Agreement”) whereby the additional amount Hadara was to pay, in the amount of about NIS 43 million, in two payments of NIS 21.5 million each, was updated such that the amount of NIS 21.5 million was paid to IDOM on February 16, 2019, and the second half will be paid to IDOM on the date of commercial operation, subject to Hadera having a right of offset o this amount in respect of the agreed‑to compensation to which it is entitled in respect of the delay in the commercial operation. In addition, as part of the Addendum to the Agreement, the parties agreed, among other things, to waive past claims up to signing date of the Addendum to the Agreement. In the Company’s estimation, the commercial operation date of the Hadera Power Plant is expected to be in the second quarter of 2020 – this taking into account the delays that occurred due to defective components that were discovered and the actions required to complete the test‑run.

In accordance with the construction agreement Hadera is entitled to certain compensation from IDOM in respect of delay in completion of the construction. As a result, Hadera recognized in the statement of financial positon as at December 31, 2019, an asset receivable in respect of agreed to compensation from the construction contractor due to the said delays, in the amount of about NIS 51 million – this being against a reduction in the “property, plant and equipment” balance.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

D.	Construction agreements (Cont.)

Construction agreement in Zomet

In September 2018, Zomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “the Zomet Construction Contractor”), for construction of the Zomet project. The Agreement is a “lump‑sum turnkey” agreement wherein the Zomet Construction Contractor committed to construct the Zomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor. In addition, the Zomet Construction Contractor committed to provide certain maintenance services in connection with the power power’s main equipment for a period of 20 years commencing from the start date of the commercial operation.

Pursuant to the Agreement, as amended in December 2019, the Zomet Construction Contractor undertook to complete the construction work of the Zomet project, including the acceptance tests, within a period of about two and a half years from the date of receipt of the work commencement order from Zomet (hereinafter – “a Work Commencement Order”). The agreement includes a period of preliminary development work, which commenced in September 2018 (hereinafter – “the Preliminary Development Work”). The Preliminary Development Work includes, among other things, preliminary planning and receipt of a building permit (which was received subsequent to the date of the Report, in January 2020). It is noted that Zomet is not required to submit a Work Commencement Order and is permitted to conclude the agreement at any one of its stages, subject to certain circumstances stipulated in the agreement. In light of the expected connection date of the Zomet Power Plant to the electricity grid in accordance with the connection study Zomet received in September 2019, which is in the middle of 2022, completion of the construction of the power plant is expected to take place at the end of 2022. Zomet intends to submit a Work Commencement Order, as stated.

In Zomet’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million (hereinafter – “the Aggregate Consideration”), and it will be paid based on the milestones provided therein. The Aggregate Consideration includes the consideration in respect of the maintenance agreement, as stated in Note 25E, below.

Furthermore, the Agreement includes provisions that are customary in agreements of this type, including commitments for agreed compensation, limited in amount, in a case of non‑compliance with the terms of the Agreement, including with respect to certain guaranteed executions and for non‑compliance with the timetables set, and the like. The Agreement also provides that the Zomet Construction Contractor is to provide guarantees, including a parent company guarantee, as is customary in agreements of this type.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

E.	Maintenance agreements

Maintenance agreement in Rotem

On June 27, 2010, Rotem entered into an agreement with Mitsubishi Heavy Industries Ltd. (which was assigned to Mitsubishi Hitachi Power Systems Ltd. on June 24, 2014 and again to Mitsubishi Hitachi Power Systems Europe Ltd. on March 31, 2016) (hereinafter – “Mitsubishi”), for the long-term maintenance of the Rotem power plant, commencing from the date of its commercial operation, for an operation period of 100,000 work hours or up to the date on which 8 scheduled treatments of the gas turbine have been completed (which the Company estimates at 12 years), at a cost of about €55 million, payable over the period based on the formula provided in the agreement (hereinafter – “the Maintenance Agreement”). According to the Maintenance Agreement, Mitsubishi will perform maintenance work on the main components of Rotem Power Plant, comprising the gas turbine, the steam turbine and the generator (hereinafter – “the Main Components”). In addition, Mitsubishi will supply new or renovated spare parts, as necessary. It is noted that the Agreement covers scheduled maintenance and that, as a rule, Rotem will be charged separate additional amounts for any unscheduled or additional work, to the extent required. Nevertheless, the Agreement provides for unscheduled maintenance, subject to certain restrictions and to the terms of the Agreement.

As part of the Maintenance Agreement, Rotem undertook to perform the maintenance work that does not relate to the Main Components, as well as regular maintenance of the site. In addition, Rotem is required to provide to Mitsubishi, during the servicing, services and materials that are not covered under the Maintenance Agreement, and will make personnel available as set forth in the agreement. The Maintenance Agreement stipulates the testing, renovation and maintenance cycles of the Main Components as well as the duration of each test.

The Maintenance Agreement includes undertakings by Mitsubishi in connection with the performance of the Rotem Power Plant. Mitsubishi has undertaken to compensate Rotem in the event of non-compliance with the aforesaid undertakings and Rotem, on its part, has undertaken to pay bonuses to Mitsubishi for improvement in the performance of the Rotem Power Plant as a result of the maintenance work; all this – up to an annual ceiling amount, as stipulated in the Maintenance Agreement.

In 2017, Rotem and MHI (Mitsubishi), in joint cooperation, advanced the scheduled maintenance date from November 2017 to April 2017. As a result of advancing the maintenance date, Rotem accelerated depreciation of the maintenance component at the Rotem Power Plant. The impact of the accelerated depreciation on the results of operations in the period of the report amounted to about NIS 8.6 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

E.	Maintenance agreements (Cont.)

Maintenance agreement in Rotem (Cont.)

In 2018, an additional maintenance treatment was performed – the first maintenance treatment of the “major overhaul” type, which is performed once every about 6 years (hereinafter – “the Maintenance Work”). This Maintenance Work included extensive maintenance work in the Power Plant’s systems, particularly in the gas, steam and generator turbines. During performance of the Maintenance Work, Power Plant’s activities were suspended along with the related energy generation. The Maintenance Work was carried on as planned from September 25, 2018 and up to November 10, 2018. Supply of the electricity to the Power Plant’s private customers continued as usual – this being based on criteria published by the Electricity Authority and Rotem’s PPA agreement with Israel Electric Company (IEC).

Maintenance agreement in Hadera

On June 27, 2016, Hadera entered into a long‑term service agreement (hereinafter – “the Service Agreement”) with General Electric International Inc. (hereinafter – “GEII”) and GE Global Parts & Products GmbH (hereinafter – “GEGPP”), pursuant to which these two companies will perform maintenance treatments for the two gas turbines of GEII, generators and auxiliary facilities of the Hadera Power Plant, for a period commencing on the date of commercial operation, up to the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) have reach the end-date of their performance and (b) 25 years from the signing date of the Service Agreement. The cost of the service agreement amounts to about $42 million, with the consideration payable over the term of the Agreement, based on the formula prescribed therein.

The Service Agreement contains a guarantee of reliability and other obligations concerning the performance of the power plant and indemnification to Hadera in the event of failure to meet the performance obligations. At the same time, Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

GEII and GEGPP provided Hadera a corporate guarantee of their parent company to secure these liabilities, and Hadera’s parent company provided GEII and GEGPP a corporate guarantee, in the amount of $21 million, to secure part of Hadera’s liabilities.

Maintenance agreement in Zomet

In December 2019, Zomet signed a long‑term service agreement (hereinafter – “the Zomet Maintenance Agreement”) with PW Power Systems LLC (hereinafter – “PWPS”), for provision of maintenance servicing for the Zomet Power Plant, for a period of 20 years commencing from the delivery date of the plant. Zomet is permitted to conclude the Zomet Maintenance Agreement for reasons of convenience after a period of 5 years from the delivery date. The Zomet Maintenance Agreement provides a general framework for provision of maintenance services by PWPS to the generation units and additional equipment on the site during the period of the agreement (hereinafter in this Section – “the Equipment”). Zomet is responsible for the current operation and maintenance of the Equipment.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

E.	Maintenance agreements (Cont.)

Maintenance agreement in Zomet (Cont.)

Pursuant to the terms of the agreement, PWPS will provide Zomet current services, including, among others, an annual examination of the Equipment, engineering support, and a representative of PWPS will be present on the site during the first 18 months of the operation. In addition, the agreement includes provision of access to the Company to the inventory the equipment held for rent of PWPS, and in a case of interruptions in the generation, PWPS will provide the Company a replacement engine, pursuant to the conditions and in consideration of the amounts stated in the agreement. The agreement includes a mechanism in connection with the performance of the replacement generator.

Pursuant to the terms of the agreement and with the Zomet Power Plant being a Peaker plant, the rest of the maintenance services, aside from those provided in the agreement, will be acquired based on work orders, that is, the services will be provided by PWPS in accordance with agreement between the parties, at prices that will be agreed upon, or with respect to certain services, based on the prices stipulated in the agreement.

F.	Gas transmission agreements

Gas transmission agreement in Rotem

In July 2010 (and as amended in April 2011), Rotem signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (hereinafter – “INGL”). The agreement expires in 2029, with a renewal option for 5 additional years. The agreement includes a payment for a gas Pressure Regulation and Measurement Station, the PRMS system, which was constructed for Rotem, at a cost of about NIS 47 million and a monthly payment for use of the transmission infrastructure. As part of the agreement, Rotem provided a deposit to INGL, in the amount of NIS 2 million, to secure the monthly payment.

Gas transmission agreement in Hadera

In July 2007, Hadera Paper signed a gas transmission agreement with INGL, which was assigned to Hadera on July 30, 2015, that regulates the transmission of natural gas to the Energy Center. As part of the agreement, which was extended and updated several times, INGL is to construct a PRMS facility for the constructed power plant (hereinafter – “the New PRMS Facility”) at a cost of NIS 27 million. The agreement includes a monthly payment for use of infrastructure and for gas transmission to the power plant under construction. The agreement period will run up to the earlier of the following: (a) 16 years from the date of operation of the New PRMS Facility; (b) expiration of the INGL license (as at the date of the report – August 1, 2034); or (c) termination of the agreement in accordance with its terms. In addition, Hadera has an option to extend the period of the agreement by five additional years. INGL constructed and connected the New PRMS Facility in May 2018.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

F.	Gas transmission agreements (Cont.)

Gas transmission agreement in Hadera (Cont.)

During 2019, Hadera increased the scope of the capacity provided in the agreement and provided INGL a deposit in the amount of about NIS 1 million for purposes of ensuring the monthly payment – this being in place of a bank guarantee in the amount of about NIS 0.3 million that had been provided up to that date. In addition, on the signing date of the agreement the Company provided a CPI‑linked corporate guarantee, in the amount of NIS 4 million, in connection with the undertaking to construct the New PRMS Facility for Hadera. In light of completion of the construction and connection of the PRMS to the gas transmission network, the said corporate guarantee was released.

Gas transmission agreement in Zomet

In December 2019, an agreement was signed between Zomet and Israel Natural Gas Lines (INGL) for purposes of transmission of natural gas to the power plant that is being constructed by Zomet. The agreement includes provisions that are customary in agreements with INGL and is essentially similar to the agreements of Rotem and Hadera with INGL, as stated above. In the Company’s estimation, the cost of the gas transmission agreement to Zomet will amount to about NIS 25 million per year.

As part of the agreement, partial connection fees were defined in respect of the connection planning and procurement in a total budgeted amount of NIS 13 million. On the signing date of the agreement, the Company provided a corporate guarantee, in the amount of about NIS 11 million, in connection with the liabilities of Zomet in accordance with the agreement. Commencement of performance of the construction work by INGL, prior to receipt of notification from Zomet with respect to completion of a first withdrawal of money for purposes of execution of the construction work (hereinafter – “the First Withdrawal”), will be conditioned on advance notice by INGL to Zomet and an increase of Zomet’s guarantees pursuant to that required for coverage of the construction costs. Subsequent to the date of the Report, in February 2020, Zomet delivered a notification to INGL of commencement of execution of the construction work.

Agreement between Tamar and Rotem

On November 25, 2012, Rotem signed an agreement with Tamar Partners which, as at the date of the report, consist of Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership (hereinafter – “Tamar Partners”), regarding supply of natural gas to the power plant (hereinafter – “the Agreement between Tamar and Rotem”). The Agreement between Tamar and Rotem will remain in effect up to September 2029. In addition, if 93% of the total contractual quantity is not consumed, both parties have the right to extend the agreement up to the earlier of consumption of the full contractual quantity or two additional years. The total contractual quantity under the agreement amounts to 10.6 BCM (billion cubic meters).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas supply agreements

Agreement between Tamar and Rotem (Cont.)

Certain annual quantities in the Agreement between Tamar and Rotem are subject to a “Take‑or‑Pay” obligation (hereinafter – “the TOP”), based on a mechanism set forth in the Agreement. Under the Agreement between Tamar and Rotem, under certain circumstances, where there is a payment for a quantity of natural gas that is not actually consumed or a quantity of gas is purchased above the TOP amount, Rotem may, subject to the restrictions and conditions set forth in the Agreement, accumulate this amount, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, assignment of these rights to related parties for quantities that were not used proximate to their expiration date. In addition, Rotem is permitted to sell surplus gas in a secondary sale (with respect to distribution companies, at a rate of up to 15%). In addition, Rotem was granted an option to reduce the contractual daily quantity to a quantity equal to 83% of the average gas consumption in the three years preceding the notice of exercise of this option. The annual contractual quantity will be reduced starting 12 months after the date of such notice, subject to the adjustments set forth in the Tamar Agreement with Rotem (including the TOP). If the annual contractual quantity is decreased, all other contractual quantities set forth in the agreement are to be decreased accordingly. Nevertheless, the TOP is expected to decrease such that the minimum consumption quantity will constitute 50% of the average gas consumption in the three years prior to the notice of exercise of the option. The option is exercisable starting from January 1, 2020, but not later than December 31, 2022. The Supervisor of Restrictive Business Practices (Antitrust) (hereinafter – “the Supervisor”) is authorized to update the notice period in accordance with the circumstances. On December 28, 2015, the Agreement received the Supervisor’s approval.

The Agreement between Tamar and Rotem allows reducing the supply of gas to Rotem during the “interim period” (as detailed below) in the event of gas shortage and gives preference in such a case to certain customers of Tamar Partners over Rotem. Nevertheless,  in April 2017, the Natural Gas Sector Regulations (Maintaining a Natural Gas Sector during an Emergency), 2017, were published, which provide for handling of the gas supply in the event of failure by a gas supplier to supply all of the natural gas out of the relevant field. In general, pursuant to the Regulations, in the event of shortage of natural gas, the available gas will be allocated proportionately among consumers that generate electricity and consumers that do not generate electricity, based on their average consumption, and after deducting gas quantities that are reserved for distribution consumers. It is noted that in extraordinary circumstances of a shortage that has a significant adverse impact on the regular operation of the electricity sector, the Regulations authorize the Minister of Energy to make an exception to the allocation provided in the Regulations, after consulting with the Director of the Natural Gas Authority and the Director of the Electricity Authority.

Without detracting from that stated above, pursuant to the Agreement between Tamar and Rotem, Rotem is defined as a “Tier B” customer and accordingly during the “Interim Period”, under certain circumstances, Tamar Partners will not be obligated to supply Rotem’s daily capacity. On the other hand, during the “Interim Period” Rotem is not subject to any TOP obligation.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Agreement between Tamar and Rotem (Cont.)

The “Interim Period” commenced based on the notification of Tamar Partners in April 2015 and based on the update received subsequent to the date of the Report, in January 2020, it is expected to end in March 2020.

Pursuant to the agreement, the price is based on a base price in NIS that was determined on the signing date of the agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the representative rate of exchange of the U.S. dollar. As a result, increases and decreases in the generation component, as determined by the Electricity Authority, affect Rotem’s cost of sales and its profit margins. In addition, the natural gas price formula set forth in the Agreement between Tamar and Rotem is subject to a minimum price denominated in US dollars.

In July 2013, the Electricity Authority published four generation component tariff indices, ranging from NIS 333.2 per MWh to NIS 386 per MWh, instead of the single tariff that had previously been used. In January 2015, the Electricity Authority published new tariffs, which reduced the tariff rates by about 10%. A disagreement arose between the parties in connection with the manner of indexing the natural gas price formula with respect to Rotem’s gas supply agreement with the Tamar Partners, namely, which of the Electricity Authority’s July 2013 tariffs applied to Rotem’s supply agreement and, similarly, also with respect to the tariffs published in January 2015.

Under the Agreement between Tamar and Rotem, on May 25, 2017 Rotem deposited in escrow the amount of $21,750 thousand, until the dispute is finally decided (hereinafter – “the Trust Deposit”).  This amount represents the amount in dispute, excluding the accrued interest.

On June 21, 2017, Tamar Partners submitted a request to start an arbitration proceeding in accordance with the Agreement between Tamar and Rotem, where their main claim is that the relevant tariff for calculating the contract price during the dispute period is NIS 386 per MWh, or, alternatively, NIS 366.6 per MWh.

In February 2019, a hearing was held before the tribunal and in July 2019, the arbitration decision was received, which rejected all the contentions of Tamar Partners against Rotem, and also ruled that Tamar Partners is to pay Rotem a reimbursement of expenses, in the amount of about £3.3 million (about NIS 14 million), and a payment in respect of supplementation of the interest on the deposit in trust to Libor + 2%, amounting to about $1.1 million (about NIS 4 million). The above‑mentioned receipts were received and were recorded in the statement of income for the third quarter of 2019 in the “other income” and the “financing income” categories, as applicable.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Agreement between Tamar and Rotem (Cont.)

In November 2019, an amendment to the Tamar agreement was signed – the significant arrangements included therein are as follows: (a) the option granted to Rotem to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in Rotem will be reduced to quantity equal to 40% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; (b) Rotem committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish and Tanin reservoirs (hereinafter – “the Karish Reservoir”), except for a limited consumption of gas during the test‑run period of the Karish Reservoir. Subsequent to the date of the Report, in January 2020, the decision of the Business Competition Supervisor was received whereby the Company is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to the same conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. As at the date of the Report, the amendment to the agreement is subject to receipt of approval of Rotem’s Lenders in accordance with Rotem’s Financing Agreement, which as at the date of the Report had not yet been received.

As a result of update of the tariffs, as described in Note 25B, Rotem paid the minimum price for the gas commencing from November 2015 and during 2016–2018 (except for one month in 2018 wherein Rotem paid more than the minimum price). In 2019, Rotem’s gas price increased above the minimum price.

Agreement between the Tamar Group and Hadera

On June 30, 2015, the gas sale and purchase agreement with Tamar Partners that was signed on January 25, 2012 with Hadera Paper Mills (hereinafter – “the Agreement between Tamar and Hadera”) was assigned to Hadera. In addition, on September 6, 2016, Hadera and Tamar Partners entered into an agreement for the sale and purchase of additional gas (hereinafter – “the Additional Gas Agreement”) for the supply of additional quantities of natural gas (in addition to the original gas agreement) commencing from the operation date of the power plant. The price of gas is denominated in dollars and is linked to the weighted‑average generation component published by the Electricity Authority. In addition, the formula for the price of the natural gas in the Agreement between Tamar and Hadera is subject to a minimum price.

Hadera provided bank guarantees in the amount of about $6.2 million (about NIS 23.3 million) in favor of Tamar Partners, in connection with its undertakings in the Agreement between Tamar and Hadera. In addition, Hadera provided bank guarantees for the benefit of Tamar Partners, in the aggregate amount of about $0.9 million (a NIS 3.2 million) relating to its obligations as part of the additional gas agreement.

From time to time, Hadera signs contracts with various customers for sale of surplus gas quantities supplied to it under the Agreement between Tamar and Hadera.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Agreement between the Tamar Group and Hadera (Cont.)

As a result of update of the 2018 and 2019 tariffs, as described in Note 25B, the gas price paid by Hadera rose above the floor price in February 2018 through January 2020.

In November 2019, an amendment to the agreement with Tamar was signed – the significant arrangements included therein are as follows: (a) the option granted to Hadera to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in Hadera will be reduced to quantity equal to 30% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; (b) Hadera committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish Reservoir, except for a limited consumption of gas during the test‑run period of the Karish Reservoir; (c) extension of the timeframe for provision of notice of exercise of the reduction option by Hadera from the end of 2020 to the end of 2022 and shortening of the notification period for reduction of the quantities in the Hadera agreement. Subsequent to the date of the Report, in January 2020, Hadera received the decision of the Business Competition Supervisor whereby Hadera is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. As at the date of the Report, the amendment to the agreement is subject to receipt of approval of Hadera’s Lenders in accordance with Hadera’s Financing Agreement, which as at the date of the Report had not yet been received.

Energean agreements

In December 2017, Rotem, Hadera, Israel Chemicals Ltd. and ORL (hereinafter – “the Group Companies”) signed agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish Reservoir, to purchase natural gas (subject to the fulfillment of preconditions). The agreements with respect to each of the Group Companies are separate and independent. According to the terms of the agreements, the total quantities of natural gas that Rotem and Hadera are expected to purchase are about 5.3 BCMs and about 3.7 BCMs, respectively, for the entire supply period (hereinafter – “the Total Contractual Quantity”). The agreement includes, among other things, a TOP mechanism under which Rotem and Hadera will undertake to pay for a minimum quantity of natural gas, even if they have not used it.

Furthermore, the agreements include additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operating mechanisms.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Energean agreements (Cont.)

The agreements will be valid for 15 years, or up to completion of supply of the total contractual quantity from Energean to each of the subsidiaries (Rotem and Hadera) – whichever occurs first (hereinafter – “the First Agreement Period”), where the commencement date of the agreement will be no later than 12 months from the start date of supply of the gas by Energean. According to each of the agreements, if after 14 years have elapsed from the date the agreement takes effect the contracting company did not take an amount equal to 90% of the total contractual quantity, subject to advance notice each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement takes effect, until the earlier of: (1) completion of consumption of the total contractual quantity; or (2) during an additional 3 years from the end of the first agreement period. It is noted that the agreement includes circumstances under which each party to the agreements will be entitled to terminate the relevant agreement before the end of the contractual period, including in cases of prolonged non‑supply, damage to collateral and more.

Regarding the consideration, the price of natural gas is denominated in dollars and is based on an agreed formula, linked to the electricity generation component and also includes a minimum price. The financial scope of the agreements may reach $0.8 billion for Rotem and $0.5 billion for Hadera (assuming maximum consumption according to the agreements and according to the gas price formula as at the date of this report), and depends mainly on the electricity generation component and the gas consumption.

In January 2018, the General Meeting of the Company’s shareholders approved the agreement. Also in November 2018, all the preconditions for the agreement were fulfilled, as stated.

Hadera signed an agreement with an unrelated third party for sale of surplus gas quantities, which will be supplied to it pursuant to the agreement between Energean and Hadera. In light of sale of the surplus gas quantities, the Company examined whether the said agreements for purchase and sale of the gas are covered by IFRS 9. The Company reached the conclusion that since the said gas agreements cannot be settled on a net basis in cash in accordance with the Standard, and taking into account the fact the undertaking therein was made for the purpose of Hadera’s own independent contractual use, they are not within the scope of IFRS 9. Accordingly, these agreements were accounted for as “off‑balance sheet” execution contracts.

In November 2019, an amendment was signed to the Rotem’s natural gas agreement with Energean whereby the rate of consumption of the gas was accelerated such that the daily and annual contractual gas consumption quantity of Rotem from Energean was increased by 50%, with no change in the total contractual quantity being acquired from Energean. Accordingly, the period of the agreement was updated to the earlier of 10 years or up to completion of supply of the total contractual quantity (in place of the earlier of 15 years or up to completion of supply of the total contractual quantity). Subsequent to the date of the Report, in January 2020, Rotem received the decision of the Business Competition Supervisor whereby Hadera is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. The amendment to the agreement is subject to receipt of approval of Rotem’s lenders under its financing agreement and approval of the Business Competition Authority, which as at the date of the Report had not yet been received.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Energean agreements (Cont.)

The arrangements as part of the amendment to the Rotem agreement with Energean and the amendment of the agreements of Rotem and Hadera with Tamar, as stated above, are intended to permit reduction of the quantities of gas being acquired under the agreements with Tamar and increase of the quantities being acquired under the terms of the agreements with Energean with the goal of reducing the Company’s weighted‑average gas price. The scope of the cumulative annual monetary “take or pay” (TOP) liability of Rotem and Hadera (based on all of their gas contracts) is not expected to increase. Nonetheless, as a practical outcome of acceleration of the consumption under the Energean agreement, with respect to Rotem the cumulative annual monetary TOP liability of Rotem will increase based on all of its gas contracts. It is noted that the said TOP liability is lower than Rotem’s expected consumption.

Based on the publications of Energean, commercial operation of the Karish reservoir is expected to take place in the first half of 2021. Nonetheless, subsequent to the date of the Report, in February 2020, Energean notified the Company that part of the production in its facilities is executed in China and that due to the Novel Coronavirus the Government of China has published restrictions that have an immediate impact on the availability of personnel and on Energean’s resources. Energean sent the Company a notification in accordance with the Act‑of‑God (force majeure) clauses in the agreements with it, and it indicated that at this stage it is not able to determine the said impact on the timetables for the project. Energean also added that when this information becomes known to it, it will provide an estimated forecast of the delay in the commercial operation of the reservoirs (if any) deriving from that stated. To the extent there is a delay in supply of the gas to the Company from the Karish reservoir, the Company will be required to purchase the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plant at the currently prevailing gas prices, which are higher than the price stipulated in the Energean agreement.

H.
In May 2018, Rotem signed a binding agreement with IEC for sale of gas quantities. Sale of the gas was made during the planned maintenance period in Rotem (as described in Note 25.E) in September through November 2018.

I.
In April 2017, the Company signed an option agreement with Hadera Paper, effective from February 9, 2017, with respect to lease of an area measuring about 68,000 sq.m. located proximate to the Hadera Power Plant. The option period commenced on the date of signing of the agreement and expires on December 31, 2022. The option period is divided into three periods for which the option fees will be paid: (a) NIS 0.5 million for 2017; (b) NIS 1.5 million for 2018; and (c) NIS 3 million for each of the years 2019 through 2022. In January 2019, an amendment to the option agreement with Hadera Paper was signed whereby it was agreed to extend the option period to 2019, and where the amendment provides that notwithstanding that stated in the original option agreement, the Company is to pay Hadera Paper NIS 2,200 thousand for 2019, and if the Company exercises the option and signs a lease agreement it will pay Hadera Paper on the financial closing date with a financing party with respect to construction of the Hadera Power Plant, an additional amount of NIS 0.8 million. The amendment to the option provides that no other change applies to the option periods in respect of the years 2020–2022 and the payment in respect thereof.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

I.	(Cont.)

As part of the agreement, the Company undertook to act to obtain statutory authorization for advancement of a National Infrastructure Plan for construction of a power plant on the leased area and to pursue advancement and approval of the statutory plan within the option period. The Company is required to notify, at least 90 days prior to the end of each option year, of its intention to extend the option for an additional year. Otherwise, the option will expire at the end of that year. According to the agreement, the option will expire if the National Infrastructure Committee in the Planning Administration refuses to approve the statutory plan and the Company does not initiate legal proceedings in connection with such refusal. If the option is exercised, the lease agreement to be signed will be for a period of 25 years less one month, commencing from the date of transfer of possession of the leasehold (i.e., the exercise date of the option) or the commencement date of commercial operation, as set forth in the agreement, with an option to extend the undertaking. It is further stipulated that the lease agreement will not include a liability limit and that the Company will bear all fees, taxes and payments that are imposed in respect of construction of a power plant on the leasehold.

In October 2019, the Company notified Hadera Paper Mills with respect to extension of the option period for 2020. In December 2019, the Company transferred to O.P.C. Hadera Expansion Ltd. (hereinafter – “Hadera Expansion”), a wholly‑owned subsidiary of the Company, all of the rights under the said option agreement – this being for no consideration and in accordance with Section 104 of the Income Tax Ordinance (New Version). Accordingly, subsequent to the date of the report, in January 2020, Hadera Expansion paid Hadera Paper Mills option fees in the amount of NIS 3 million in respect of 2020.

J.
In July 2017, Rotem received all the data required for settling of accounts with its private customers and the IEC, following a delay in receipt of the necessary data for the period from commencement of the commercial operation of Rotem through November 1, 2015, pursuant to the PPA agreements with its private customers. Accordingly, during 2017 and 2018 Rotem collected the amount of about NIS 7 million.

K.
On September 21, 2017, during scheduled maintenance of the Tamar gas reservoir rig, a technical failure was discovered that required immediate treatment and a complete halt in the supply of gas until the failure was corrected. The regular supply from the Tamar reservoir was renewed on September 27, 2017, where in the said period no gas was supplied from the Tamar reservoir to the entire country, (hereinafter – the “Tamar Malfunction”) including to Rotem. During the Tamar Malfunction, Rotem’s power plant operated on diesel oil instead of gas, according to the directives of the System Administrator, which caused Rotem excess expenses due to use of diesel oil. In accordance with arrangements in effect, Rotem was indemnified by IEC for these excess costs.

L.
In November 2017, a request was filed with the Tel‑Aviv–Jaffa District Court to approve a derivative lawsuit on behalf of Oil Refineries Ltd. (hereinafter – “ORL” and “the Request”, respectively). The Request is based on the petitioner’s contention that the undertaking in the electricity purchase transaction between ORL and Rotem is an extraordinary interested party transaction that did not receive the approval of the General Meeting of the shareholders of ORL on the relevant dates. The respondents to the Request include ORL, Rotem, Israel Corporation Ltd. and the members of ORL’s Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as a “mandatory” injunction and financial remedies.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

L.	(Cont.)

In July 2018, Rotem submitted its response to the Request. Hearings on the proofs were scheduled for October and November 2020.

In Rotem’s estimation, based on its legal advisors, it is more likely than not that the Request will not be accepted by the Court and, accordingly, no provision was recorded in the financial statements in connection with the Request.

M.
In January 2018, a request was filed with the District Court in Tel‑Aviv–Jaffa for certification of a derivative claim (hereinafter in this Note – “the Request”) by a shareholder in Oil Refineries Ltd. (hereinafter – “ORL”) against former and current directors of ORL, Israel Chemicals Ltd., Israel Corporation Ltd., Mr. Idan Ofer, Mr. Ehud Angel, and against the Company, Rotem and Hadera (hereinafter – “the OPC Group”). The subject matter of the Request involves gas purchase transactions of ORL, Israel Chemicals Ltd. and the OPC Group (hereinafter – “the Companies”), including: (1) a transaction of the Companies for purchase of natural gas from Tamar Partners (for additional information see Note 25G); and (2) transactions of the Companies for purchase of natural gas from Energean (for additional information see Note 25G). Regarding a transaction with Energean, in brief, the plaintiff claims that, in addition to the transaction of the Companies with Energean, a transaction is required among the Companies themselves for allocation of the economic benefits achieved in the joint negotiations in a manner that properly reflects the purchasing power and the negotiating strength of each of them. The plaintiff contends that the alleged absence of such an inter‑company transaction (or the alleged absence of a proper proceeding for allocation of the benefit) adversely impacts ORL (is not at arm’s length regarding the inter‑company aspect), and ORL does not receive its share of the economic benefit in light of its significant purchasing power and its contribution to the negotiations with Energean (among other things, in light of the fact that the transaction was executed at similar prices to the Group Companies). The principal remedies sought by the plaintiff in the Request with respect to the Energean transaction are several declaratory and monetary measures, including, among other things, implementation of an inter-company proceeding.

Regarding the Tamar transaction, the plaintiff argues that engagement in the Tamar transaction was not properly approved by ORL and raises other allegations in relation to this transaction, including whether the transaction is beneficial to ORL and at arm’s length; in relation to the Tamar transaction, declaratory remedies and compensation remedies are sought and/or refunding of the benefit amounts allegedly received by the Company and the other parties to the transaction at the expense of ORL, with the addition of the claimed coefficient.

In August 2018, OPC Group submitted its response to the Request. OPC Group rejected the contentions appearing in the Request and requested summary dismissal of the Request. Hearings on the proofs were scheduled for July 2020.

In the Company’s estimation, based on its legal advisors, it is more reasonable than not that the Request will not be accepted by the Court and, accordingly, no provision was included in the financial statements in respect of the Request.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 25 –	Contingent Liabilities and Commitments (Cont.)

N.
In June 2019, the Group entered into a hedge agreement with Bank Hapoalim Ltd. for hedge of 80% of the exposure to the CPI with respect to the principal of loans from financial institutions, in exchange for payment of additional interest at the annual rate of between 1.7% and 1.76% (hereinafter – “the CPI Transactions”). The Group chose to designate the CPI Transactions as an “accounting hedge”.

O.
During 2019 and up to the publication date of the report, the Company reached commercial agreements with a number of electricity consumers, which submitted offers in the aggregate amount of about 70 megawatts in a tender of the Electricity Authority for construction of decentralized facilities for generation of electricity located on the customer’s premises that generate electricity through use of natural gas and are connected to the transmission grid. The Company provided bid submission guarantees for the customers (in respect of about 65 megawatts) in an immaterial amount (for details regarding the guarantees – see Note 15C(4)(d)). At the same time, it was agreed with the customers (in respect of about 65 megawatts) that to the extent the customers (or some of them) win in the Tender, the Company will take action with those customers as well as with other customers to sign an agreement for construction of a decentralized facility on the customer’s premises (yard) and sale of energy to the customer. Pursuant to the decision of the Electricity Authority dated November 18, 2019, the customers are included with the winners in the Tender with reference to the entire amount included in the bids submitted, as stated above. Further to that stated, the Company is taking action with each of those customers and additional potential customers in the distribution network not in the framework of the tender and additional customers in the transmission grid, in connection with signing of agreements including construction and operation of a facility for generation of energy located on the customer’s premises (yard) and arrangements for sale of energy to the customers. In addition, as at the date of the Report, the Company had reached commercial agreement with consumers connected to the transmission grid, in a scope of about 16 megawatts.

Note 26 –	Events Occurring Subsequent to the Date of the Statement of Financial Position

A.	For details regarding event occurring subsequent to the date of the Report in connection with Zomet – see Note 24A(3).

B.
On February 19, 2020, the Electricity Authority published its Decision from Meeting 573, held on January 27, 2020, regarding Amendment of Standards in connection with Deviations from the Consumption Plans (hereinafter – “the Decision”). Pursuant to the Decision, a supplier is not permitted to sell to its consumers more than the amount of the capacity that is the subject of all the undertakings it has entered into with holders of private generation licenses. In addition, the Authority indicates in the notes (clarifications) to the Decision that it is expected that the supplier will enter into private transactions with consumers in a scope that permits it to supply all their consumption from energy that is generated by private generators over the entire year. Actual consumption of energy at a rate in excess of 3% from the installed capacity allocated to the supplier will trigger payment of an annual tariff that reflects the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the Decision (“Annual Payment in respect of Deviation from the Capacity”). In addition, the Decision provides a settlement mechanism in respect of a deviation from the daily consumption plan (surpluses and deficiencies), which will apply concurrent with the annual payment in respect of a deviation from the capacity. Application of the Decision is commencing from September 1, 2020.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2019

Note 26 –	Events Occurring Subsequent to the Date of the Statement of Financial Position (Cont.)

B.	(Cont.)

According to the Decision the said amendment will apply to Rotem after determination of supplemental arrangements for Rotem, which as the date of the Report had not yet been determined. The Company is studying the Decision and will formulate a position regarding the required supplementary arrangements. Therefore, as the publication date of the Report there is no certainty regarding the extent of the unfavorable impact of the Decision, if any, on the Company’s activities.